EXHIBIT 99.2

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place| 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of Teck Resources Limited

We have completed integrated audits of Teck Resources Limited’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Teck Resources Limited as at December 31, 2009 and December 31, 2008, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and for each of the years in the three-year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Teck Resources Limited’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control ’ Integrated Framework issued by the COSO.

(signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Vancouver, BC
February 23, 2010

(Except for note 3(b)ii which is as of March 5, 2010)

(2)

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

Teck

Consolidated Statements of Earnings
Years ended December 31

(Cdn$ in millions, except per share data)	2009	2008	2007
Revenues	$7,674	$6,655	$6,189

Operating expenses	(4,012)	(3,844)	(3,153)

	3,662	2,811	3,036

Depreciation and amortization	(928)	(468)	(293)

Operating profit	2,734	2,343	2,743

Other expenses
General and administration	(188)	(91)	(110)
Interest and financing (Note 10(g))	(655)	(182)	(85)
Exploration	(33)	(133)	(104)
Research and development	(15)	(23)	(32)
Asset impairment (Note 15)	(27)	(589)	(69)
Other income (expense) (Note 16)	824	55	196

Earnings before the undernoted items	2,640	1,380	2,539

Provision for income and resource taxes (Note 12)	(695)	(652)	(806)
Non-controlling interests	(69)	(82)	(47)
Equity earnings (loss) (Note 5(c))	(126)	22	(5)

Net earnings (loss) from continuing operations	1,750	668	1,681

Net earnings (loss) from discontinued operations (Note 17)	81	(9)	(66)

Net earnings	$1,831	$659	$1,615

Earnings per share (Note 14(g))

Basic	$3.43	$1.46	$3.74
Basic from continuing operations	$3.28	$1.48	$3.89

Diluted	$3.42	$1.45	$3.72
Diluted from continuing operations	$3.27	$1.47	$3.87

Weighted average shares outstanding (millions)	534.1	452.1	432.2

Shares outstanding at end of year (millions)	589.1	486.9	442.7

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Years ended December 31

(Cdn$ in millions)	2009	2008	2007
Operating activities
Net earnings from continuing operations	$1,750	$668	$1,681
Items not affecting cash
Depreciation and amortization	928	468	293
Provision (recovery) for future income and resource taxes	185	1,482	(83)
Non-controlling interests	69	82	47
Equity loss in excess of distributions received from equity
accounted investments	126	43	30
Asset impairment and provision for marketable securities	27	881	69
Gain on sale of investments and assets	(383)	(14)	(53)
Unrealized foreign exchange (gains) losses	(686)	(31)	7
Amortization and write-off of debt financing fees	241	20	-
Other	17	39	47
Net change in non-cash working capital items (Note 19)	709	(1,529)	(296)

	2,983	2,109	1,742
Investing activities
Property, plant and equipment	(590)	(928)	(555)
Investments and other assets	(372)	(659)	(724)
Business acquisitions	-	(11,639)	(3,187)
Proceeds from sale of investments and other assets	392	214	192
Decrease (increase) in temporary investments	-	(11)	194
Decrease (increase) in restricted cash	(94)	-	105

	(664)	(13,023)	(3,975)
Financing activities
Issuance of debt	4,462	11,842	14
Repayment of debt (Note 10(h))	(8,141)	(1,241)	-
Issuance of Class B subordinate voting shares	1,670	6	13
Purchase and cancellation of Class B subordinate voting shares	-	-	(577)
Dividends paid	-	(442)	(426)
Redemption of exchangeable debentures	-	-	(105)
Distributions to non-controlling interests	(69)	(102)	(42)

	(2,078)	10,063	(1,123)
Effect of exchange rate changes on cash and cash equivalents
held in US dollars	(71)	234	(333)

Increase (decrease) in cash and cash equivalents from continuing operations	170	(617)	(3,689)
Cash received from discontinued operations (Note 17)	309	59	43

Increase (decrease) in cash and cash equivalents	479	(558)	(3,646)

Cash and cash equivalents at beginning of year	850	1,408	5,054

Cash and cash equivalents at end of year	$1,329	$850	$1,408

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets
As at December 31

(Cdn$ in millions)	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$1,329	$850
Restricted cash (Note 10(a))	91	-
Income taxes receivable	38	1,130
Accounts and settlements receivable and other	843	780
Inventories (Note 4)	1,375	1,339

	3,676	4,099

Investments (Note 5)	1,252	948

Property, plant and equipment (Note 6)	22,426	23,909

Other assets (Note 7)	857	853

Goodwill (Note 8)	1,662	1,724

	$29,873	$31,533

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 9)	$1,252	$1,506
Current portion of long-term debt (Note 10)	1,121	1,336
Short-term debt (Note 10)	-	6,436

	2,373	9,278

Long-term debt (Note 10)	6,883	5,102

Other liabilities (Note 11)	1,029	1,184

Future income and resource taxes (Note 12(c))	5,007	4,965

Non-controlling interests (Note 13)	91	104

Shareholders' equity (Note 14)	14,490	10,900

	$29,873	$31,533

Commitments and contingencies (Note 20)
Subsequent events (Note 3(b))

Approved on behalf of the Board of Directors

/s/ Hugh J. Bolton	/s/ Janice G. Rennie
HUGH J. BOLTON	JANICE G. RENNIE
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders’ Equity
Years ended December 31

(Cdn$ in millions)	2009	2008	2007
Class A common shares	$7	$7	$7

Class B subordinate voting shares
Balance - beginning of year	5,072	3,274	2,398
Issued on exercise of options	16	7	16
Issued on private placement	1,662	-	-
Issued on business acquisitions	-	1,504	952
Issued on asset acquisition	-	287	-
Class B subordinate voting shares repurchased	-	-	(92)
Balance - end of year	6,750	5,072	3,274

Retained earnings
Balance - beginning of year	5,476	5,038	4,337
Net earnings	1,831	659	1,615
Dividends declared	-	(221)	(431)
Class B subordinate voting shares repurchased	-	-	(483)
Balance - end of year	7,307	5,476	5,038

Contributed surplus
Balance - beginning of year	82	71	64
Stock-based compensation expense (Note 14(d))	8	13	11
Transfer to Class B subordinate voting shares on exercise of options	(5)	(2)	(2)
Class B subordinate voting shares repurchased	-	-	(2)
Balance - end of year	85	82	71

Accumulated other comprehensive income (loss) (Note 14(f))	341	263	(671)

Total shareholders’ equity	$14,490	$10,900	$7,719

Consolidated Statements of Comprehensive Income
Years ended December 31

(Cdn$ in millions)	2009	2008	2007
Net earnings	$1,831	$659	$1,615

Other comprehensive income (loss) in the year
Changes in foreign currency translation adjustments	(83)	1,003	(550)
Changes in unrealized gains and losses on available-for-sale instruments	107	(48)	(36)
Changes in unrealized gains and losses on cash flow hedges	54	(21)	10

Total other comprehensive income (loss) (Note 14(f))	78	934	(576)

Comprehensive income	$1,909	$1,593	$1,039

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (“Teck,” “we,” “us,” or “our”) are engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are metallurgical coal, copper and zinc. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals or concentrates. We also own an interest in certain oil sands leases and have a partnership interest in an oil sands development project.

2.	Significant Accounting Policies

a)	Basis of Presentation, Accounting Principles and Adoption of New Accounting Standards

Generally Accepted Accounting Principles

Our consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (Canadian GAAP”). Note 25 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States Generally Accepted Accounting Principles (’US GAAP’).

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Andacollo”).

Certain of our mining activities are conducted through interests in entities where we share joint control including Compañia Minera Antamina (“Antamina”). These entities are accounted for using the proportionate consolidation method. We shared joint control of Teck Coal prior to our acquisition of Fording Canadian Coal Trust’s (“Fording”) 60% interest in Teck Coal in October 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are presented in Canadian dollars unless otherwise specified.

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (’CICA’) issued Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (’EIC-27’) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have a significant effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

2.      Significant Accounting Policies, continued

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on our financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” This EIC provides guidance on the accounting for and the impairment review of capitalized exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on our financial statements.

Financial Instruments - Disclosures

The CICA amended Section 3862, “Financial Instruments — Disclosures,” in 2009 to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments are effective for our annual financial statements for the year ended December 31, 2009. Additional disclosures are included in these financial statements in Notes 21 and 22.

b)	Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, finished and in-process inventory quantities, plant and equipment lives, goodwill, contingent liabilities including matters in litigation, variable interest entities, tax provisions, future tax balances and the timing of their reversal, asset retirement obligations, other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from our estimates.

Translation of Foreign Currencies

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar. For our integrated foreign operations, which primarily consist of subsidiaries engaged in exploration and development activities, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The accounts of our self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in or sale of the investment.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are designated as held for trading.

Temporary investments

Temporary investments are designated as available-for-sale and recorded at fair value. These investments include money market instruments with maturities of greater than three months from the date of acquisition.

2.      Significant Accounting Policies, continued

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when an other-than-temporary decline in value occurs. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. At each balance sheet date, we assess for any impairment in value that is considered to be other than temporary, and record such impairments in net earnings for the period.

Short-term debt and long-term debt

Short-term debt and long-term debt are initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other income (expense) in net earnings. Fair values for derivative instruments held for trading are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on the hedging instrument relating to both the effective and ineffective portion of the hedge are recognized in net earnings, which offsets the fair value changes in the hedged item.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in net earnings upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in self-sustaining operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in net earnings on the ineffective portion of the hedge, or when there is a reduction in the net investment in the self-sustaining operation being hedged.

Inventories

Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

2.      Significant Accounting Policies, continued

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Duck Pond mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Investments Subject to Significant Influence

Investments over which we exercise significant influence are accounted for using the equity method. We also equity account for variable interest entities of which we are not the primary beneficiary. At each balance sheet date, we assess the value of these investments for impairment.

Property, Plant and Equipment

Plant and equipment

Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment at our mining operations is amortized on a units-of-production basis over the lesser of the estimated useful life of the asset and the estimated proven and probable ore reserves. Amortization of plant and equipment at our smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

When we incur debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are amortized using the block amortization method. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are deferred when it is expected that these costs will be recovered through future exploitation or sale of the property.

2.      Significant Accounting Policies, continued

Asset impairment

We perform impairment tests on our property, plant and equipment when events or changes in circumstances occur that indicate the carrying value of an asset may not be recoverable. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, and operating and capital costs on an undiscounted basis. When the carrying value of the mine or development project exceeds estimated undiscounted future cash flows, the asset is impaired. Write-downs are recorded to the extent the carrying value exceeds the discounted value of the estimated future cash flows.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Goodwill

We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. Any excess of the fair value of a reporting unit over the fair value of the sum of its individual assets and liabilities is considered goodwill for that reporting unit.

We perform goodwill impairment tests annually and when there are impairment indicators. This impairment assessment involves estimating the fair value of each reporting unit that has been assigned goodwill. We compare the fair value to the total carrying amount of each reporting unit, including goodwill. If the carrying amount exceeds fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill. If the carrying amount of goodwill exceeds this amount, we reduce goodwill by a charge to earnings in the amount of the excess.

The fair value of assets and liabilities are estimated using a model of discounted cash flows based on proven and probable reserves and value beyond proven and probable reserves. Other major assumptions include commodity prices, operating and capital costs, foreign exchange rates and discount rates.

Circumstances which result in an impairment and write-down of goodwill could arise through a variety of factors including a reduction in the reserve or resource base of the mineral property, a reduction in expected future prices for the commodities produced, or other factors, including changes in the timing of project development, host country tax regime and external economic factors. In addition, general economic and capital market conditions could result in a reduction of fair value that would result in an impairment of goodwill.

Revenue Recognition

Sales are recognized when the rights and obligations of ownership pass to the customer and the price is reasonably determinable. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. As a result, the value of our cathode and concentrate receivables change as the underlying commodity market prices vary and accordingly, is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues.

2.	Significant Accounting Policies, continued

Income and Resource Taxes

Current income taxes are recorded based on the estimated income and resource taxes receivable or payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using substantively enacted tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

We are subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. We provide for such differences based on our best estimate of the probable outcome of these matters.

Pension and Other Employee Future Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Stock-Based Compensation

The cost of options and other stock-based compensation arrangements is recorded based on the estimated fair values at the grant date and charged to earnings over the vesting period.

Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

2.	Significant Accounting Policies, continued

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Asset Retirement Obligations

Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, our current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. For closed properties, any adjustments to the liability are charged to other income (expense). Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

Earnings per Share

Earnings per share are calculated based on the weighted average number of shares outstanding during the year. We follow the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

c)	New Canadian Accounting Pronouncements

Business combinations and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” We have chosen to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. On adoption, non-controlling interests will be presented within shareholders’ equity on the balance sheet. The non-controlling interests in income will no longer be deducted in arriving at consolidated net earnings. There is no effect from adoption on previous business combinations.

3.	Acquisitions and Dispositions

a)	Completed Dispositions During 2009

Property	Date of Sale	Buyer	Proceeds	Pre-tax Gain (C$ million)
60% interest in Lobo-Marte gold project	January 2009	Kinross Gold Corporation	US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of sale.
			1.75% net smelter return royalty, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce, capped at US$40 million.	$ 170

10% indirect interest in Sociedad Minera El Brocal S.A.A.	February 2009	Compañia de Minas Buenaventura S.A.A.	US$35 million in cash	45

50% interest in the Williams and David Bell (“Hemlo”) mines (i)	April 2009	Barrick Gold Corporation	US$65 million in cash	46

40% interest in the Pogo mine (i)	July 2009	Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation	US$255 million in cash	58

78.8% interest in the Morelos project	November 2009	Gleichen Resources Ltd.	US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen valued at C$18 million at the date of sale	155

			Total	$ 474

i.	The Hemlo and Pogo operations have been classified as discontinued operations and comparative period statements of earnings and cash flows have been restated on this basis (Note 17).

b)	Subsequent and Pending Dispositions

i.
Andacollo Gold Stream

On January 29, 2010, Andacollo sold an interest in the future gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Proceeds to Andacollo were US$218 million in cash and 1.2 million common shares of Royal Gold. Teck owns a 90% interest in Andacollo.

Under the agreement, Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

3.	Acquisitions and Dispositions, continued

ii.	Interest in Waneta Dam

In September 2009, we entered into an agreement regarding the sale of a one-third interest in the Waneta Dam to BC Hydro for $825 million, which closed on March 5, 2010.

iii.	Agi Dagi and Kirazli gold projects

In January 2010, we sold our 60% interest in the Agi Dagi and Kirazli gold projects in Turkey to Alamos Gold Incorporated (“Alamos”) in exchange for US$24 million and 2.4 million shares of Alamos.

c)	Acquisition of Fording Canadian Coal Trust

In October 2008, we acquired all of the assets of Fording, which consisted primarily of a royalty interest in respect of Fording’s 60% non-operating interest in Teck Coal, previously known as Elk Valley Coal Partnership (“EVCP”). Teck Coal operates six metallurgical coal mines located in south eastern British Columbia and west central Alberta.

Prior to the acquisition we were the managing partner of Teck Coal and owned a 52% effective interest in the partnership. This was comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. We acquired an 8.7% interest in Fording in 2003 for $150 million and a further 11.2% interest in 2007 for $599 million. Our 19.6% interest in Fording, represented by 29.5 million Fording units, was an effective 11.8% interest in Teck Coal and we accounted for this interest using the equity method until October 30, 2008.

As part of the plan of arrangement to acquire the assets of Fording, we sold our Fording units. The net proceeds of approximately $2.9 billion were used to partially fund the acquisition of Fording’s assets. The net proceeds from the disposition of the units have been offset against the purchase price of Fording’s assets. These transactions resulted in the acquisition of all of the assets and liabilities of Fording.

The separate acquisitions have been accounted for using the purchase method. Accordingly, the values assigned to assets acquired and liabilities assumed from Fording reflect the nature of a step-by-step purchase with the assets and liabilities measured at their estimated individual fair values on each respective date of acquisition. Our consolidated earnings and cash flows include 100% of Fording’s results of operations from October 30, 2008.

The purchase cost of $13,644 million was funded with a combination of cash and Class B subordinate voting shares as follows:

(Cdn$ in millions)
Cash	$14,635
Issuance of 36,828,787 Class B subordinate voting shares	1,504
Proceeds on disposal of Fording units	(2,870)
Transaction costs, including taxes	375

Total purchase price	$13,644

Each Class B subordinate voting share was valued at $42.98, being the average closing price on the Toronto Stock Exchange for two trading days before and one trading day after the announcement of our offer for Fording, less deemed issuance costs.

3.	Acquisitions and Dispositions, continued

In 2009, we completed the process of determining fair values for the assets and liabilities acquired on this acquisition. No significant changes were made from the preliminary allocation at December 31, 2008.

Our final allocation of the purchase price to the estimated fair value of the assets and liabilities of Fording from the various steps is as follows:

(Cdn$ in millions)	2003 and 2007	2008	Total
Cash	$25	$101	$126
Accounts receivable	45	187	232
Inventory	33	327	360
Property, plant and equipment	849	13,438	14,287
Goodwill	308	895	1,203
Future income and resource tax assets	-	1,400	1,400
Other	5	15	20

Total assets acquired	1,265	16,363	17,628

Current liabilities	(50)	(292)	(342)
Derivative instrument liability	(58)	(239)	(297)
Long-term debt	(8)	(281)	(289)
Long-term liabilities	(36)	(147)	(183)
Future income and resource tax liabilities	(273)	(1,747)	(2,020)
Non-controlling interests	(1)	(13)	(14)

Total liabilities assumed	(426)	(2,719)	(3,145)

Net assets acquired	$839	$13,644	$14,483

The goodwill balances arising from the Fording acquisitions are in part due to the accounting requirement to recognize a future tax liability at an undiscounted value but also reflect, for the 2008 purchase, changes in expected future coal prices and US/Canadian dollar exchange rates between the date of the acquisition announcement in July 2008 and the closing of the acquisition on October 30, 2008.

4.	Inventories

(Cdn$ in millions)	2009	2008
Raw materials	$159	$91
Supplies	315	343
Work in process	418	371
Finished product	483	534

	$1,375	$1,339

Operating expenses of $4.0 billion (2008 ’ $3.8 billion, 2007 - $3.2 billion) include $3.8 billion (2008 - $3.6 billion, 2007 - $2.8 billion) of inventories recognized as expense during the period. This includes an inventory write-down reversal of $24 million due to improved commodity prices.

5.	Investments

(Cdn$ in millions)	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Available-for-sale investments
Marketable securities	$245	$245	$104	$104

Held for trading investments
Warrants	2	2	-	-

	$247	$247	$104	$104
Investments accounted for under the equity method
Fort Hills Energy Limited Partnership (20% interest) (a)	704		545
Galore Creek Partnership (50% interest) (b)	301		299

	$1,252		$948

a)	Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership (“FHELP”), which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we were required to contribute 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest. Project spending totaled $2.7 billion as of December 31, 2009, of which our share was $899 million. In the equity loss for 2009 was our share of the asset impairment charges recorded by FHELP as a result of the deferral of the upgrader portion of the project.

b)	Galore Creek Partnership

In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. (“NovaGold”) to develop the Galore Creek copper-gold deposit in northwest British Columbia. Our present funding obligation is to fund project costs of $36 million incurred after January 1, 2009 and before December 31, 2012 with any unspent amounts to be contributed to the Partnership at that date. As at December 31, 2009, we have funded $13 million of this amount.

The Galore Creek Partnership is a variable interest entity. NovaGold is subject to the majority of the risks and rewards of the partnership and accordingly we account for our interest in the partnership using the equity method.

c)	Equity earnings (loss) is as follows:

(Cdn$ in millions)	2009	2008	2007
Fort Hills Energy Limited Partnership (a)	$(119)	$(85)	$-
Galore Creek Partnership (b)	(7)	18	(33)
Fording Canadian Coal Trust (Note 3(c))	-	89	28

	$(126)	$22	$(5)

6.	Property, Plant and Equipment

(Cdn$ in millions)	2009	2008
Operating
Mines and mining facilities	$23,465	$25,241
Accumulated depreciation and amortization	(3,165)	(3,502)
	20,300	21,739

Mineral processing facilities	1,836	1,818
Accumulated depreciation and amortization	(809)	(764)
	1,027	1,054
Other Resource Properties
Mineral properties	751	768
Oil sands leases	348	348

	$22,426	$23,909

During 2009, mines and mining facilities include $46 million (2008 - $90 million) of capitalized waste rock stripping costs associated with the mine expansion at Highland Valley Copper. As at December 31, 2009, we have cumulative capitalized waste rock stripping costs of $177 million (2008 - $158 million), all of which relates to the capitalized expansion costs at Highland Valley Copper.

7.	Other Assets

(Cdn$ in millions)	2009	2008
Future income and resource tax assets (Note 12(c))	$259	$357
Pension assets (Note 11(b))	245	241
Long-term receivables and deposits	189	145
Derivative assets (net of current portion of $41 million (2008 - $174 million)) (Note 21(c))	95	21
Other	69	89

	$857	$853

8.	Goodwill

(Cdn$ in millions)	2009	2008
Balance at beginning of year	$1,724	$663
Finalization of purchase price allocations	12	44
Foreign exchange translation	(74)	171
Acquisition of Fording in 2008 (Note 3(c))	-	1,191
Impairment (Note 15)	-	(345)

Balance at end of year	$1,662	$1,724

8.	Goodwill, continued

(Cdn$ in millions)	2009	2008
Teck Coal	$1,203	$1,191
Quebrada Blanca	322	375
Carmen de Andacollo	137	158

	$1,662	$1,724

9.	Accounts Payable and Accrued Liabilities

(Cdn$ in millions)	2009	2008
Trade payables	$542	$670
Payroll related liabilities	162	176
Commercial and government royalties	157	78
Resource taxes payable	121	69
Accrued interest	89	68
Current derivative liabilities	33	252
Current portion of asset retirement obligations (Note 11(a))	23	16
Capital project accruals	10	82
Other	115	95

	$1,252	$1,506

10.	Debt

(Cdn$ in millions)	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Term facility (US$2,365 million) (a)	$2,443	$2,486	$4,794	4,714
Bridge facility (a)	-	-	6,436	6,378
7.0% notes due September 2012 (US$200 million) (c)	209	223	242	164
9.75% notes due May 2014 (US$1,315 million) (b)	1,280	1,574	-	-
5.375% notes due October 2015 (US$300 million) (c)	313	308	363	194
10.25% notes due May 2016 (US$1,060 million) (b)	1,025	1,270	-	-
10.75% notes due May 2019 (US$1,850 million) (b)	1,799	2,276	-	-
6.125% notes due October 2035 (US$700 million) (c)	719	635	835	408
Antamina senior revolving credit facility due August 2012 (d)	97	97	113	113
Other	119	119	91	91

	8,004	8,988	12,874	12,062

Less short-term debt and current portion of long-term debt	(1,121)	(1,132)	(7,772)	(7,700)

	$6,883	$7,856	$5,102	$4,362

The fair values of debt are determined using market values where available and cash flows based on our expected cost of borrowing on other items.

10.	Debt, continued

a)
In 2009 certain provisions of the bridge and term facilities were amended, including an extension of the maturity dates of the principal amounts of the bridge facility and a portion of the term facility, and the requirement that certain prepayments be applied to the outstanding balance of the term facility on a modified pro-rata basis. During 2009, the bridge facility was retired and the term facility was reduced to US$2.365 billion at the end of the year.

At December 31, 2009, US$425 million of the term facility bears interest at LIBOR, US Prime Rate or US Base Rate, plus a margin that varies based on our credit rating. This portion of the facility requires mandatory instalment payments of US$53 million each quarter until October 2011. US$1.940 billion bears interest at LIBOR plus 3.5% through 2011 and LIBOR plus 5% thereafter. This portion of the term facility requires instalment payments at the end of April and October of 2010 and 2011, at the end of March 2012 and a final payment at the end of June 2012. Mandatory principal repayments on the term facility are due as follows:

(US$ in millions)
2010	$1,036
2011	823
2012	506

$2,365

The term facility is subject to certain prepayment requirements in respect of proceeds from asset sales and new debt or equity issuances. The facility also contains quarterly cash sweep provisions that require us to apply excess cash balances to reduce the facility. The percentage of proceeds or excess cash subject to prepayment will vary depending on our applicable leverage ratio.  The net proceeds from the asset dispositions described in note 3(b) that have closed or are expected to close in the first quarter of 2010 will be used to reduce the balance of the term facility.

Our obligations under the term facility are guaranteed by TML, Teck Coal, and all other subsidiaries of Teck, subject to certain exceptions, and are generally secured through senior secured pledge bonds, by a first priority security interest in all of the material properties of Teck and each guarantor, with provision for the release of the security interest in connection with permitted asset sales. The security will fall away upon Teck receiving investment grade credit ratings with stable outlooks from both Moody’s Investor Services and Standard & Poor’s.

The term facility contains covenants including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. Financial covenants include a minimum interest coverage covenant and a maximum leverage covenant. As at December 31, 2009, we are in compliance with all debt covenants and default provisions.

As at December 31, 2009 we had placed $91 million in escrow, which is restricted and can only be used to make mandatory principal and interest payments on the term facility.

b)
The 9.75%, 10.25% and 10.75% notes are senior secured notes. Our obligations under the notes are guaranteed by the same subsidiaries that guarantee our obligations under the term credit facility. The 10.25% notes are callable on or after May 15, 2013 and the 10.75% notes are callable on or after May 15, 2014, both at pre-defined prices based on the date of redemption (Note 21(b)). The senior secured notes can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. Covenants in these notes include restrictions on our ability to incur additional indebtedness, pay dividends and dispose of certain assets. Most of the restrictive covenants in the notes will be suspended during any period that we have investment grade credit ratings from both Moody’s Investor Services and Standard & Poor’s, and there is no default or event of default under the notes.

10.
Debt, continued

The security for the notes, comprised of certain senior secured pledge bonds, will fall away upon the receipt of investment grade credit ratings with stable outlooks from both Moody’s Investor Services and Standard & Poor’s.

c)
The 6.125%, 5.375% and 7.0% notes rank pari passu with the term facility and the senior secured notes. They can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread.

d)
The Antamina senior revolving credit facility is our proportionate share of Antamina’s syndicated five-year revolving term bank facility with full repayment due at maturity and is the obligation of Antamina. The facility is non-recourse to us and the other Antamina project sponsors and may be renewed and extended annually with the concurrence of the participating banks. The outstanding amount under the facility bears interest at LIBOR plus a margin.

e)
At December 31, 2009, we had revolving credit facilities aggregating $1.15 billion, of which $1.04 billion is available until 2013. Net of $172 million of letters of credit, the unused portion of the credit facilities is $975 million as at December 31, 2009. In addition, we have issued stand-alone letters of credit for $223 million in respect of environmental bonding requirements.

f)	Including the mandatory payments on our term facility described in Note 10(a) above, scheduled principal payments on our debt as at December 31, 2009 are as follows:

($ in millions)	US$	Cdn$
2010	$1,083	$1,138
2011	862	906
2012	829	871
2013	8	8
2014	1,317	1,384
Thereafter	3,910	4,109

Total	$8,009	$8,416

g)	We incurred interest expense including financing fees on short-term debt and long-term debt as follows:

(Cdn$ in millions)	2009	2008	2007
Interest expense on long-term debt	$540	$118	$95
Interest expense on bridge facility	72	58	-
	612	176	95

Amortization of financing fees	73	20	-
Less amounts capitalized	(30)	(14)	(10)

Total interest expense	$655	$182	$85

10.	Debt, continued

h)	Debt payments made during the year:

(Cdn$ in millions)	2009	2008	2007
Bridge facility	$6,282	$573	$-
Term facility	1,824	-	-
Fording revolving bank credit facility	-	307	-
Revolving credit facility	-	183	-
6.75% debentures	-	98	-
Teck Coal facility	-	67	-
Other	35	13	-

	$8,141	$1,241	$-

11.	Other Liabilities

(Cdn$ in millions)	2009	2008
Asset retirement obligations (a)	$532	$653
Other environmental and post-closure costs	87	108
Pension and other employee future benefits (b)
Defined benefit pension plans	54	51
Non-pension post-retirement benefits	266	254
Long-term contractual obligations	33	76
Derivative liabilities (net of current portion of $33 million (2008 - $252 million)) (Note 21(c))	37	-
Other	20	42

	$1,029	$1,184

a)	Asset Retirement Obligations

We have recorded an asset retirement obligation for each of our operating mines and closed properties. Our Trail refining and smelting facilities are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be reasonably estimated at this time. For the Trail operation, our recorded liability is limited to components of the facility where costs and expected dates of existing retirement and remediation requirements can be estimated.

11.	Other Liabilities, continued

The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2009 and 2008:

(Cdn$ in millions)	2009	2008
At January 1	$669	$520
Changes in cash flow estimates
Operating mines	(83)	(1)
Closed properties	7	17
Expenditures and settlements	(16)	(25)
Accretion expense	42	34
Obligations assumed on acquisition	-	76
Obligations transferred on disposition	(26)	-
Foreign currency translation adjustments	(38)	48
At December 31	555	669
Less current portion	(23)	(16)
	$532	$653

Asset retirement obligations are initially recorded as a liability at fair value, assuming a weighted average credit adjusted risk-free discount rate of 6.33% (2008 ’ 5.86%) and inflation factors of 2.00%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $872 million. In addition, for ongoing treatment and monitoring of sites, the estimated undiscounted payments before inflation are $2.1 million per annum for 2018 to 2029 and $13.9 million per annum for 2030 to 2109.

The change in cash flow estimates and accretion relating to asset retirement obligations at closed properties are recognized in other income (expense) (Note 16).

Our operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the effect on operating results, if any, of future legislative or regulatory developments.

b)	Pension and Other Employee Future Benefits

Defined Contribution Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

Defined Benefit Plans and Non-Pension Post-Retirement Benefits

We have various defined benefit pension plans that provide benefits based principally on employees’ years of service. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 36% of our accrued benefit obligation at December 31, 2009, was last actuarially evaluated on December 31, 2007. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2009. We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

11.	Other Liabilities, continued

i.	Actuarial Valuation of Plans:

(Cdn$ in millions)	2009		2008
		Non-pension		Non-pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans
Accrued benefit obligation
Balance at beginning of year	$1,224	$248	$1,260	$272
Current service cost	23	5	26	8
Benefits paid	(92)	(10)	(85)	(10)
Interest cost	85	17	69	15
Actuarial revaluation	(3)	13	20	3
Past service costs arising from plan improvements	1	-	33	-
Foreign currency exchange rate changes	(14)	(6)	18	8
Assumed on acquisition	-	-	140	17
Effect of new discount rate at year end	205	44	(257)	(65)

Balance at end of year	1,429	311	1,224	248

Plan assets
Fair value at beginning of year	1,213	-	1,257	-
Actual return on plan assets	137	-	(153)	-
Benefits paid	(92)	(10)	(85)	(10)
Foreign currency exchange rate changes	(9)	-	15	-
Contributions	55	10	48	10
Assumed on acquisition	-	-	131	-

Fair value at end of year	1,304	-	1,213	-

Funding surplus (deficit)	(125)	(311)	(11)	(248)

Unamortized actuarial costs	244	41	108	(16)
Unamortized past service costs	72	4	93	10

Net accrued benefit asset (liability)	$191	$(266)	$190	$(254)

Represented by
Pension assets (Note 7)	$245	$-	$241	$-
Accrued benefit liability	(54)	(266)	(51)	(254)

Net accrued benefit asset (liability)	$191	$(266)	$190	$(254)

11.	Other Liabilities, continued

ii.	Funded Status

The funded status of our defined benefit pension plans is as follows:

(Cdn$ in millions)	2009			2008
	Plans Where Assets Exceed Benefit Obligations	Plans Where Benefit Obligations Exceed Assets	Total	Plans WhereAssets Exceed Benefit Obligations	Plans Where Benefit Obligations Exceed Assets	Total
Plan assets	$757	$546	$1,303	$746	$467	$1,213
Benefit obligations	(725)	(703)	(1,428)	(658)	(566)	(1,224)

Excess (deficit) of plan assets
over benefit obligations	$32	$(157)	$(125)	$88	$(99)	$(11)

Our total cash payments for pension and other employee future benefits for 2009, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $79 million (2008 - $71 million). We expect to contribute $69 million to our defined contribution and defined benefit pension plans in 2010 based on minimum funding requirements.

The estimated future benefit payments to pensioners for the next five years and the five years thereafter are as follows:

(Cdn$ in millions)
2010	$101
2011	105
2012	111
2013	117
2014	123
2015 - 2019	685

11.	Other Liabilities, continued

iii.	Significant Assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

	2009		2008		2007
		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans
Discount rate	5.90%	5.90%	7.22%	7.09%	5.27%	5.36%
Assumed long-term
rate of return on assets	7%	-	7%	-	7%	-
Rate of increase in
future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	-	8%	-	8%	-	9%
Ultimate medical trend rate	-	5%	-	5%	-	5%
Years to reach ultimate
medical trend rate	-	7	-	7	-	4
Dental trend rates	-	5%	-	5%	-	5%
The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future long-term expectations.

The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates of high quality debt instruments at the measurement date.

iv.	Employee Future Benefits Expense

(Cdn$ in millions)	2009		2008		2007
		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans
Current service cost	$23	$5	$26	$8	$25	$6
Interest cost	85	17	69	15	63	16
Expected gain on assets	(83)	-	(87)	-	(86)	-
Actuarial loss (gain) recognized	7	(1)	7	3	3	7
Past service cost recognized	21	6	17	6	14	6
Other	-	-	-	-	7	-
	$53	$27	$32	$32	$26	$35

11.	Other Liabilities, continued

The defined contribution expense for 2009 was $17 million (2008 - $12 million; 2007 - $11 million).

Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income in the year but are amortized over the expected average remaining service life (“EARSL”) of employees. The weighted average EARSL is 8 years for defined benefit pension plans and 10 years for post-retirement benefit plans. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

(Cdn$ in millions)	2009		2008		2007
		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans
Expense recognized	$53	$27	$32	$32	$26	$35
Difference between
expected and actual
return on plan assets	(54)	-	240	-	66	-
Difference between
actuarial losses (gains)
amortized and actuarial
losses (gains) arising	195	62	(264)	(59)	(36)	(59)
Difference between past
service costs amortized
and past service costs
arising	(20)	(6)	16	(6)	(7)	(6)
Other	-	-	-	-	(4)	-

Expense incurred	$174	$83	$24	$(33)	$45	$(30)

v.	Health Care Sensitivity

A one percent change in the initial and ultimate medical trend rate assumptions would have the following effect on our post-retirement health care obligations and expense:

(Cdn$ in millions)	Increase (decrease) in Service and Interest Cost	Increase (decrease) in Obligation
Effect of 1% increase in medical trend rate	$3	$31
Effect of 1% decrease in medical trend rate	(3)	(26)

vi.	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Resources Limited Executive Pension committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annual portfolio returns over a four-year period in excess of the annual percentage change in the Consumer Price Index plus 4%.

11.           Other Liabilities, continued

To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually and the portfolio and investment managers’ performance is monitored quarterly.

The composition of the defined benefit pension plan assets at December 31, 2009 and 2008, and the weighted average target composition for 2010 are as follows:

	2010 target	2009 actual	2008 actual
Equity securities	55%	52%	43%
Debt securities	35%	37%	44%
Real estate and other	10%	11%	13%

	100%	100%	100%

12.	Income and Resource Taxes

a)	Provision for Income and Resource Taxes

(Cdn$ in millions)	2009	2008	2007
Current
Canadian income tax	$(31)	$(1,234)	$385
Foreign income and resource tax	267	218	398
Canadian resource tax	274	186	106

	510	(830)	889
Future
Canadian income tax	208	1,485	(87)
Foreign income and resource tax	8	(33)	(12)
Canadian resource tax	(31)	30	16

	185	1,482	(83)

	$695	$652	$806

b)	Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

(Cdn$ in millions)	2009	2008	2007
Tax expense at the statutory income tax rate of 30.1% (2008 - 31.2%; 2007 - 34.1%)	$795	$430	$868

Tax effect of
Resource taxes, net of resource and depletion allowances	88	131	(18)
Non-temporary differences including one-half of capital gains and
losses and goodwill impairment	(161)	185	(19)
Tax losses not recognized (recognition of previously unrecognized losses)	11	(2)	21
Benefit of tax rate reduction	(80)	(38)	(81)
Difference in tax rates in foreign jurisdictions	16	(6)	(13)
Other	26	(48)	48

	$695	$652	$806

12.	Income and Resource Taxes, continued

c)	Temporary differences giving rise to future income and resource tax assets and liabilities

(Cdn$ in millions)	2009	2008
Future income and resource tax assets
Net operating loss carry forwards	$428	$310
Property, plant and equipment	266	459
Asset retirement obligations	35	49
Amounts relating to partnership year ends	(170)	(347)
Unrealized foreign exchange	(145)	(24)
Other	(15)	38
Valuation allowance	(140)	(128)

	$259	$357

Future income and resource tax liabilities
Net operating loss carry forwards	$(581)	$-
Property, plant and equipment	5,415	5,051
Asset retirement obligations	(161)	(170)
Amounts relating to partnership year ends	319	94
Other	15	(10)

	$5,007	$4,965

d)	Earnings by Jurisdiction

Our earnings before income and resource taxes, non-controlling interests and equity earnings (losses) from continuing operations are earned in the following tax jurisdictions:

(Cdn$ in millions)	2009	2008	2007
Canada	$1,340	$1,202	$1,213
Foreign	1,300	178	1,326

	$2,640	$1,380	$2,539

e)	Non-Resident Subsidiaries

We have non-resident subsidiaries that have undistributed earnings. For certain non-resident subsidiaries, undistributed earnings are not expected to be repatriated in the foreseeable future and therefore, taxes have not been provided.

f)	Loss Carry Forwards and Canadian Development Expenses

At December 31, 2009, we had $3,402 million of Canadian federal net operating loss carry forwards (2008 - $579 million). These loss carry forwards expire at various dates between 2010 and 2029. At December 31, 2009, we had no United States federal net operating loss carry forwards (2008 - $95 million), as they were utilized with the sale of Pogo. Incorporated in our future income tax assets and liabilities, we also had $7,701 million of Canadian Development Expenses at December 31, 2009, which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year.

12.	Income and Resource Taxes, continued

g)	Valuation Allowance

We have provided a valuation allowance of $140 million (2008 - $128 million) relating to tax assets in jurisdictions that do not have established sources of taxable income.

h)	Taxation Assessments

In the normal course of business, we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

For our primary entities, audits by various taxation authorities have not been completed as follows:

Canada	2004 - present
United States	1991 - present
Peru	2007 - present
Chile	2006 - present

13.	Non-Controlling Interests

(Cdn$ in millions)	2009	2008
Highland Valley Copper (2.5%)	$20	$10
Andacollo (10%)	31	34
Quebrada Blanca (23.5%)	24	41
Elkview Mine Limited Partnership (5%)	16	19

	$91	$104

14.	Shareholders’ Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (”Class B shares”) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B shares contain so called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

14.	Shareholders’ Equity, continued

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid,” or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares:

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares
At December 31, 2006	4,674	211,523
Share split	4,674	211,523
Issued for business acquisition	-	21,972
Options exercised (d)	-	1,373
Share repurchase program	-	(13,100)
Other	5	7

At December 31, 2007	9,353	433,298

Issued for business acquisition	-	36,829
Issued for asset acquisition	-	6,918
Options exercised (d)	-	578
Other	-	(111)

At December 31, 2008	9,353	477,512

Issued pursuant to private placement (c)	-	101,304
Options exercised (d)	-	963

At December 31, 2009	9,353	579,779

c)	Private Placement of Class B Subordinate Voting Shares

In July, 2009, we issued approximately 101.3 million Class B shares for proceeds of $1.7 billion through a private placement. If we subsequently issue additional Class B shares prior to July 15, 2010 at a price less than $17.21 per share (or securities convertible into Class B shares with a conversion price less than $17.21), the investor would be entitled to a partial make-whole payment, capped at approximately $147 million, payable at our option in cash or, subject to regulatory approval, in Class B shares.

d)	Share Options

Under our share option plan, 4 million Class B shares have been set aside for the grant of share options to full-time employees and directors. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. We issue new shares upon exercise of share options.

During the year ended December 31, 2009, we granted 2,350,000 Class B share options at market price to employees. These share options have a weighted average exercise price of $4.19, vest in equal amounts over three years and have a term of 10 years.

14.	Shareholders’ Equity, continued

The weighted average fair value of Class B share options granted in the year was estimated at $2 per option (2008 - $10; 2007 - $16) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2009	2008	2007
Dividend yield	2.00%	2.94%	0.95%
Risk free interest rate	2.09%	6.35%	5.15%
Expected life	4.3 years	4.2 years	4.2 years
Expected volatility (i)	74%	31%	35%

(i) Expected volatility was estimated based on historical volatility.

Outstanding share options:

	2009		2008
		Weighted		Weighted
		Average		Average
	Shares (in 000’s)	Exercise Price	Shares (in 000’s)	Exercise Price
Outstanding at beginning of year	4,532	$28.28	3,670	$22.86
Granted	2,350	4.19	1,655	34.43
Exercised	(964)	12.84	(578)	9.39
Forfeited	(104)	27.68	(215)	33.86
Expired	(280)	11.89	-	-

Outstanding at end of year	5,534	$21.58	4,532	$28.28

Vested and exercisable at end of year	1,981	$32.76	2,265	$20.09

Information relating to share options outstanding at December 31, 2009:

Outstanding Share Options (in 000’s)	Vested Share Options (in 000’s)	Price Range			Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Vested Options	Weighted Average Remaining Life of Outstanding Options (months)
2,418	103	$4.15	-	$9.35	$4.18	$4.97	106
47	44	$9.36	-	$14.04	12.53	12.55	10
4	-	$14.05	-	$21.08	20.15	-	113
265	265	$21.09	-	$31.64	22.64	22.64	14
2,750	1,553	$31.65	-	$47.47	36.43	36.71	65
50	16	$47.48	-	$49.17	49.17	49.17	77

5,534	1,981				$21.58	$32.76	80

The weighted average remaining life of vested options at December 31, 2009 was 51 months. The intrinsic value of a share option is the difference between the current market price for our Class B subordinate voting share and the exercise price of the option. At December 31, 2009, the aggregate intrinsic value of vested and unvested options, based on the December 31, 2009 closing price of $36.82 for the Class B subordinate voting shares, was $90 million for all outstanding options and $8 million for vested options.

14.	Shareholders’ Equity, continued

Further information about our share options:

(Cdn$ in millions)	2009	2008	2007
Total compensation cost recognized	$8	$13	$11
Total fair value of share options vested	11	9	8
Total intrinsic value of share options exercised	14	19	46

The unrecognized compensation cost for non-vested share options at December 31, 2009 was $5 million (2008 - $9 million). The weighted average period over which it is expected to be recognized is 1.3 years.

e)	Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (“DSU”) or Restricted Share Unit (“RSU”) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B subordinate voting share at the time they are redeemed. These units vest immediately for directors and after three years for employees. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units vest on a pro-rata basis. Should employees resign or be terminated with cause, units are forfeited.

DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant.

Additional units are issued to holders of DSUs and RSUs to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

At December 31, 2009, there were 3,590,010 DSUs and RSUs outstanding (2008 ’ 1,101,200).

Non-vested DSU and RSU activity:

	2009		2008
	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value		Weighted Average Grant Date Fair Value
			DSUs and RSUs (in 000’s)

Non-vested at beginning of year	653	$38.24	692	$39.06
Granted	2,778	4.40	495	35.66
Forfeited	(41)	20.18	(244)	38.33
Vested	(884)	14.40	(290)	35.28

Non-vested at end of year	2,506	$9.43	653	$38.24

Further information about our DSUs and RSUs:

(Cdn$ in millions, except weighted average)	2009	2008	2007
Weighted average grant date fair value of the units granted	$4.40	$35.74	$44.02
Total fair value of units vested	11	4	13
Total compensation cost recognized	78	(19)	10
Tax benefits realized	3	-	4
Cash used to settle DSUs and RSUs	9	1	12

14.	Shareholders’ Equity, continued

The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2009 was $11 million (2008 - $14 million). The weighted average period over which it is expected to be recognized is 1.6 years.

f)	Accumulated Comprehensive Income:

(Cdn$ in millions)	2009	2008	2007
Accumulated other comprehensive income (loss) ’ beginning of year	$263	$(671)	$(95)
Other comprehensive income (loss) in the year
Currency translation adjustment
Unrealized gains (losses) on translation of self-sustaining foreign
subsidiaries	(833)	1,260	(665)
Foreign exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries (net of tax of $(105) for 2009,
$35 for 2008 and nil for 2007)	724	(257)	56
Losses reclassified to net earnings on realization	26	-	59
	(83)	1,003	(550)
Available-for-sale instruments
Unrealized gains (losses) (net of tax of $(14) for 2009, $48 for 2008
and $9 for 2007)	118	(298)	(47)
Losses (gains) reclassified to net earnings (net of tax of $2 for 2009,
$(40) for 2008 and $(2) for 2007)	(11)	250	11
	107	(48)	(36)
Derivatives designated as cash flow hedges
Unrealized gains (losses) (net of taxes of $(13) for 2009, $47 for 2008
and nil for 2007)	19	(72)	-
Losses reclassified to net earnings on realization
(net of tax of $(21) for 2009, $(33) for 2008 and $(7) for 2007)	35	51	10
	54	(21)	10

Total other comprehensive income (loss)	78	934	(576)

Accumulated other comprehensive income (loss) ’ end of year	341	263	(671)

Retained earnings ’ end of year	7,307	5,476	5,038

Accumulated comprehensive income	$7,648	$5,739	$4,367

The components of accumulated other comprehensive income (loss) are:

(Cdn$ in millions)	2009	2008
Currency translation adjustment	$225	$308
Unrealized gains (losses) on investments (net of tax of $(13) in 2009 and $(1) in 2008)	101	(6)
Unrealized gains (losses) on cash flow hedges (net of tax of $(6) in 2009 and $28 in 2008)	15	(39)

Accumulated other comprehensive income (loss)	$341	$263

14.	Shareholders’ Equity, continued

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2009	2008	2007
Basic and diluted earnings
Earnings from continuing operations	$1,750	$668	$1,681
Earnings (loss) from discontinued operations	81	(9)	(66)

Net basic and diluted earnings available to common shareholders	$1,831	$659	$1,615

Weighted average shares outstanding (000’s)	534,084	452,124	432,236
Dilutive effect of share options	1,557	1,119	2,229

Weighted average diluted shares outstanding	535,641	453,243	434,465

Basic earnings per share	$3.43	$1.46	$3.74
Basic earnings per share from continuing operations	$3.28	$1.48	$3.89
Diluted earnings per share	$3.42	$1.45	$3.72
Diluted earnings per share from continuing operations	$3.27	$1.47	$3.87

At December 31, 2009 there were 3,065,264 (2008 ’ 2,295,933; 2007 ’ 828,000) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Dividends

We declared dividends of $0.50 per share in 2008 and $1.00 per share in 2007.

15.	Asset Impairment Charges

(Cdn$ in millions)	2009	2008	2007
Property, plant and equipment (a)	$-	$179	$43
Goodwill (b)(Note 8)	-	345	-
Exploration and development properties and other (c)	27	65	26

	$27	$589	$69

a)
During 2008, we recorded impairment charges against our Duck Pond copper-zinc mine, Pend Oreille zinc mine and Lennard Shelf zinc mine. These impairment charges were taken as a result of low commodity prices, short mine lives and operating losses. Lennard Shelf was closed in August 2008 and Pend Oreille was placed on care and maintenance in February 2009.

15.	Asset Impairment Charges, continued

b)
As a result of our goodwill impairment testing during the fourth quarter of 2008, we recorded total goodwill impairment charges of $345 million, representing impairment charges at our Duck Pond mine, Quebrada Blanca copper mine and Andacollo copper mine. The goodwill balance for Duck Pond was written off primarily as a result of lower commodity prices and the short remaining life of the mine. The goodwill impairment charges for Quebrada Blanca and Andacollo were due to declines in near term commodity prices and unfavorable capital market conditions that reduced the fair value of these operations at the end of 2008. Also contributing to this was an increase in the estimated future capital costs for development of the hypogene resource for Quebrada Blanca. The extent of these write-downs was mitigated by the program of mine expansion at Andacollo and the establishment of significant additional reserves at Quebrada Blanca.

c)	During 2009, we recorded an impairment charge for capitalized acquisition and exploration costs relating to certain of our oil sands leases as these costs were no longer expected to be recoverable.

During 2008, we elected to withdraw from the Petaquilla copper project in Panama and therefore, recorded an impairment charge of $22 million on our investment in Minera Petaquilla S.A. During 2008, we also recorded an impairment charge of $43 million for capitalized exploration costs as these costs were no longer expected to be recoverable.

16.	Other Income (Expense)

(Cdn$ in millions)	2009	2008	2007
Interest income	$8	$56	$177
Derivative gains (loss) (Note 21(c))	(50)	311	56
Debt financing fees	(168)	-	-
Foreign exchange gains	640	69	6
Gain on sale of investments and assets, net of losses	383	14	53
Realization of cumulative translation losses	-	-	(59)
Reclamation for closed properties	(13)	(22)	(26)
Provision for marketable securities	-	(292)	-
Other	24	(81)	(11)

	$824	$55	$196

17.	Discontinued Operations

Selected financial information of discontinued operations (Note 3(a)), in these consolidated financial statements include:

(Cdn$ millions)	2009	2008	2007
Earnings (loss) from discontinued operations
Revenue	$140	$249	$182
Cost of sales	(95)	(210)	(187)
Other income (expense)	94	(46)	(80)
Provision for income and resource taxes	(58)	(2)	19

Net earnings (loss)	81	(9)	(66)

Cash flows of discontinued operations
Operating activities	(16)	68	57
Investing activities	325	(9)	(14)

	$309	$59	$43

18.	Partnerships And Joint Ventures

Our Antamina mine, in which we have a 22.5% interest, is the primary operation accounted for using the proportionate consolidation method. Prior to the acquisition of Fording’s assets on October 30, 2008 (Note 3(c)), we had proportionately consolidated our 40% interest in Teck Coal. Our share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	2009	2008
Assets
Cash and cash equivalents	$105	$47
Other current assets	200	110
Mineral properties, plant and equipment	405	466

	$710	$623

Liabilities and equity
Current liabilities	$85	$81
Long-term debt	97	113
Other long-term liabilities	99	94
Equity	429	335

	$710	$623

	2009	2008	2007
Earnings
Revenues	$634	$2,161	$1,773
Operating and other expenses	(181)	(1,056)	(1,027)
Provision for income and resource taxes	(151)	(119)	(205)

Net earnings	$302	$986	$541

Cash flow
Operating activities	$235	$1,059	$615
Financing activities	-	40	11
Investing activities	(25)	(173)	(57)
Distributions	(146)	(979)	(559)
Effect of exchange rates on cash	(6)	13	(11)

Increase (decrease) in cash	$58	$(40)	$(1)

We had previously proportionately consolidated our 40% interest in Pogo and our 50% interest in the Hemlo gold operations prior to their disposals in 2009. Results and comparative results for Pogo and Hemlo have been classified as discontinued operations (Note 17).

19.	Supplemental Cash Flow Information

(Cdn$ in millions)	2009	2008	2007
Cash and cash equivalents
Cash	$564	$294	$695
Money market investments with maturities from the date of acquisition of 3 months or less	765	556	713

	$1,329	$850	$1,408

Net change in non-cash working capital items
Accounts and settlements receivable	$(104)	$116	$187
Inventories	(112)	114	(92)
Accounts payable and accrued liabilities	(159)	(243)	76
Current income and resource taxes receivable	1,084	(1,516)	(467)

	$709	$(1,529)	$(296)

Interest and taxes paid
Interest paid	$585	$135	$90
Income and resource taxes paid (recovered)	$(594)	$645	$1,283

Non-cash financing and investing transactions
Shares issued for acquisitions	$-	$1,791	$952
Shares received from dispositions	$132	$-	$-

20.	Commitments and Contingencies

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2009, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

20.	Commitments and Contingencies, continued

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, TAI, entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (’CERCLA’) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

The litigation continues. The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the RI/FS has been substantially advanced or completed and a decision on liability is rendered. The liability decision is expected to result in further appeals. If no liability is found, the damages hearing will not proceed. Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

b)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (“NANA”) of 25% of net proceeds of production. The 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012. An expense of US$128 million was recorded in 2009 (2008 ’ US$92 million) in respect of this royalty.

20.	Commitments and Contingencies, continued

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million, but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual budgets.

TAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2015 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$8 million in 2010, US$4 million from 2011 through 2014 and US$2 million thereafter with adjustment provisions based on variable cost factors.

c)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the project’s free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $11 million was recorded in 2009 (2008 - $20 million) in respect of this royalty.

d)	Operating Leases

Amounts payable under operating leases are $135 million, with annual payments of $48 million in 2010, $26 million in 2011, $16 million in 2012, $9 million in 2013, $7 million in 2014 and $29 million, thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

e)	Forward Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

f)	Red Dog Mine Permits

Several native and environmental groups have appealed the renewal of Red Dog's water discharge permit.  The new permit was issued in January in conjunction with the release of a supplemental environmental impact statement covering Aqqaluk, the next pit to be mined. The EPA has notified us that, as a result of the appeal, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) are stayed pending resolution of the appeal. In the interim, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. We will be discussing that issue with the EPA and awaiting the issuance of a wetlands permit from the Army Corps of Engineers before proceeding with a decision on the development of Aqqaluk. If these permitting issues cannot be resolved by May 2010, access to Aqqaluk will be delayed and the mine is expected to run out of ore in the main pit and could be forced to suspend operations in October.

21.	Accounting for Financial Instruments

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and other risks associated with capital markets. From time-to-time, we may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of our Hedging Committee and our Board of Directors.

21.	Accounting for Financial Instruments, continued

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 10(e) details our available credit facilities as at December 31, 2009.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2009 are as follows:

	Less Than			More Than
(Cdn$ in millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total
Long-term debt (Note 10(f))	1,138	1,777	1,392	4,109	8,416
Estimated interest payments on debt	605	1,106	960	1,986	4,657
Derivative liabilities	33	37	-	-	70

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the US dollar and to a lesser extent, the Chilean peso. Our cash flows from Canadian operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are denominated in Canadian dollars.

We have hedged a portion of our future cash flows from US dollar sales until 2013 with US dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

We also have various investments in US dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our US dollar denominated debt as a hedge against these self-sustaining operations. As at December 31, 2009, $5.2 billion of debt was designated in this manner. Foreign exchange fluctuations on the remaining balance of US dollar denominated debt will affect the statement of earnings in the period of change. Changes in the US dollar exchange rate may result in significant fluctuations in our net earnings. This exposure is expected to be reduced as we pay down the debt, generate US dollar cash balances or generate and retain profits in US dollar self-sustaining operations.

US dollar financial instruments subject to foreign exchange risk:

(US$ in millions)	2009	2008
Net working capital	$761	$293
US dollar forward sales contracts, net of forward purchase contracts	(272)	(906)
Short-term debt	-	(5,350)
Long-term debt	(7,701)	(5,293)
Net investment in self-sustaining foreign operations	5,252	5,273

Net exposure	$(1,960)	$(5,983)

As at December 31, 2009, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have a $18 million effect (2008 ’ $48 million) on pre-tax earnings resulting from our financial instruments. There would also be a $3 million (2008 ’ $11 million) decrease (increase) in other comprehensive income from our US dollar forward sales contracts designated as cash flow hedges. As most of our investments in US dollar self-sustaining operations are hedged by our US dollar debt, there would be no significant change in other comprehensive income resulting from translating these operations.

21.	Accounting for Financial Instruments, continued

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents, floating rate debt and interest rate swaps. Our interest rate management policy is generally to borrow at fixed rates to match the duration of our long lived assets. However, floating rate funding may be used, as in the case of our acquisition of Fording. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless we make a prepayment, the cash flows, denominated in US dollars, do not.

Cash flows related to floating rate debt fluctuate with changes in market interest rates, but the fair value, denominated in US dollars, does not. Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates. Interest rate risk associated with cash and cash equivalents is not significant.

The fair value of our derivative interest rate swap changes with fluctuations in market interest rates. Unless we settle the contract early, the future cash outflows do not change.

As at December 31, 2009, with other variables unchanged, a 1% change in the LIBOR rate would have a $36 million effect (2008 ’ $75 million) on net earnings. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time-to-time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead forward contracts outstanding.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by settlement adjustments to receivables and payables and forward contracts for zinc and lead.

The following represents the effect of financial instruments on after-tax net earnings from a 10% increase to commodity prices, based on the December 31, 2009 prices. There is no effect on other comprehensive income.

	Price on December 31,		Increase (decrease) on After-Tax Net Earnings
(Cdn$ in millions)	2009	2008	2009	2008
Copper	US$3.33/lb	US$1.40/lb	$21	$15
Zinc	US$1.17/lb	US$0.51/lb	4	1
Lead	US$1.09/lb	US$0.43/lb	1	1

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we consider any material risk of this to be unlikely.

21.	Accounting for Financial Instruments, continued

b)	Derivative Financial Instruments and Hedges

Sales and Purchases Contracts

The majority of our metal concentrates are sold under provisional pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale, which usually occurs upon shipment, based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. Adjustments to the balance of our concentrate receivables and payables from changes in underlying market prices affect revenue or operating costs as appropriate. The effect of these adjustments on earnings is mitigated by the effect that changing commodity prices have on price participation clauses in the concentrate sales agreements, royalties, taxes and non-controlling interests.

Prepayment Rights On Notes Due 2016 and 2019

Our 2016 and 2019 notes (Note 10(b)) include prepayment options that are considered to be embedded derivatives. At December 31, 2009 these prepayment rights are recorded as other assets on the balance sheet at a fair value of $66 million based on current market interest rates for similar instruments and our credit spread. Changes in the fair value of the embedded derivatives are recorded in other income (expense).

Cash Flow Hedges

US dollar forward sales contracts

At December 31, 2009, US dollar forward sales contracts with a notional amount of $284 million remained outstanding. The contracts mature at varying dates from 2010 to 2013, with the majority of contracts maturing in the first quarter of 2010. Most of these contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated US dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2009.

Unrealized gains and losses on our US dollar forward sales contracts are recorded in other comprehensive income. Realized gains and losses on settled contracts are recorded in revenue.

Economic Hedge Contracts

Zinc and lead forward sales contracts

As at December 31, 2009, the 114 million pounds of zinc forward purchase contracts were offsetting positions to the 114 million pounds of zinc forward sales contracts acquired through the Aur acquisition in 2007.

We entered into the remaining zinc and lead forward sales contracts to mitigate the risk of price changes for a portion of our concentrate and refined zinc sales. These contracts economically lock in prices for a portion of our zinc and lead sales. We do not apply hedge accounting to the commodity forward sales contracts.

Zinc forward purchase contracts

Certain customers purchase refined zinc products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

21.	Accounting for Financial Instruments, continued

c)
The fair value of our fixed forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts as at December 31, 2009 is as follows:

	2010	2011	2012	2013	Total	Fair Value Asset (Liability)
						(Cdn$ in
Derivatives not designated as hedging instruments						millions)

Zinc (millions of lbs)
Fixed forward sales contracts	75	57	-	-	132
Average price (US$/lb)	0.76	0.63	-	-	0.70	$(67)

Zinc (millions of lbs)
Fixed forward purchase contracts	60	57	-	-	117
Average price (US$/lb)	0.88	0.89	-	-	0.88	38

Lead (millions of lbs)
Fixed forward sales contracts	8	-	-	-	8
Average price (US$/lb)	1.06	-	-	-	1.06	-

Interest rate swap (millions of US$)
7% fixed rate swapped to LIBOR plus 2.14%	-	-	100	-	100	9
LIBOR plus 0.21% swapped to 5.42% fixed rate	-	-	17	-	17	(1)

US dollars (millions of US$)
Forward sales contracts	-	-	5	7	12
Average rate (CLP/US$)	-	-	551	644	605	3

						(18)
Derivatives designated as cash flow hedges
US dollars (millions of US$)
Forward sales contracts	272	-	-	-	272
Average rate (C$/US$)	1.13	-	-	-	1.13	21

						$3

21.	Accounting for Financial Instruments, continued

Derivatives designated as cash flow hedges are recorded in accounts and settlements receivable and other on the consolidated balance sheet. Free-standing derivatives not designated as hedging instruments are recorded in accounts and settlements receivable and other of $20 million, other assets of $30 million, accounts payable and accrued liabilities of $33 million and other liabilities of $35 million on the consolidated balance sheet.

The following tables provide information regarding the effect of derivative instruments on our consolidated statements of earnings and comprehensive income in 2009:

(Cdn$ in millions)
Cash flow hedges	US$ Forward Sales Contracts	Gold Forward Sales Contracts	Total
Gains recognized in other comprehensive income (“OCI”) (effective portion)	32	-	32
Losses reclassified from accumulated OCI into discontinued operations (effective portion)	-	(16)	(16)
Losses recognized in other income (unhedged portion)	-	(3)	(3)
Losses reclassified from accumulated OCI into income (effective portion)	(40)	-	(40)
Location of losses reclassified from accumulated OCI into income	Revenue	Discontinued Operations

(Cdn$ in millions)
Net investment hedges	US$ Debt	Total
Losses recognized in OCI (effective portion)	(833)	(833)
Losses reclassified from accumulated OCI into income (effective portion)	(26)	(26)
Location of losses reclassified from accumulated OCI into income	Discontinued Operations

(Cdn$ in millions)
Derivatives not designated as hedging instruments	Zinc Forward Sales	Copper Forward Sales	Debt Prepayment Option	Other	Settlements Receivable and Payable	Total
Amount of gain (loss) recognized in other income (expense)	(43)	(50)	49	(6)	-	(50)
Amount of gain recognized in revenues and operating expenses	-	-	-	-	325	325

22.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 -     Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents, including demand deposits and money market instruments, are valued using quoted market prices. Marketable equity securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 -      Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 -     Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

22.	Fair Value Measurements, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009 are summarized in the following table:

(Cdn$ in millions)	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$1,329	$-	$-	$1,329	$850	$-	$-	$850
Marketable equity securities	247	-	-	247	104	-	-	104
Marketable debt securities	-	-	14	14	-	-	25	25
Settlements receivable	-	449	-	449	-	184	-	184
Derivative instruments	-	136	-	136	-	195	-	195
	1,576	585	14	2,175	954	379	25	1,358

Financial liabilities
Derivative instruments	-	70	-	70	-	252	-	252
Settlements payable	-	164	-	164	-	141	-	141
	$-	$234	$-	$234	$-	$393	$-	$393

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the year ended December 31, 2009.

23.	Capital Risk Management

Our objectives when managing capital are to meet external capital requirements on our debt and credit facilities and to provide an adequate return to shareholders. We monitor capital based on the debt to capitalization ratio.

As at December 31, 2009, our total debt to total capitalization ratio was 37% (2008 ’ 54%). In order to manage our capital risk, we may adjust our capital structure by issuing new shares, issuing new debt with different characteristics to replace existing debt, selling assets to reduce debt and reducing operating and capital expenditure levels. As part of our current capital management plan, we have also suspended dividends and completed certain asset sales.

Our term and credit facilities and certain contracts establish a maximum leverage ratio and a minimum interest coverage ratio. Management also actively monitors these ratios. Both are calculated using prescribed EBITDA as defined in the lending agreements on a rolling 12-month period. The current maximum leverage ratio is 5.25 and decreases to 5.00 for the 12 months ending March 31, 2012, 4.75 for the 12 months ending September 30, 2012 and 4.50 for the 12 months ending December 31, 2012. The minimum interest coverage ratio is 2.00 until the end of the term. Actual leverage and interest coverage ratios were 2.3 and 5.5 respectively for the 12 months ending December 31, 2009.

Long-Term Capital Management

Our long-term strategy is to keep the total debt to total capitalization ratio below 40%. However, the ratio may be higher for periods of time due to certain transactions such as an acquisition. These transactions, while causing the ratio to be out of range for a period of time, are intended to help us meet our capital management objectives in the long run. The ratio was significantly higher in 2009 due to our acquisition of Fording’s assets in 2008.

24.	Segmented Information

We have five reportable segments: copper, coal, zinc, energy and corporate, based on the primary products we produce and our development projects. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development, and other income (expense). Results for the gold segment, which include our Hemlo and Pogo operations have been reclassified to discontinued operations and are no longer included in the table below. Prior year comparatives have been restated to conform to current year presentation.

	2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	$2,161	$3,507	$2,226	$-	$-	$7,894
Less inter-segment revenues	-	-	(220)	-	-	(220)

Revenues	2,161	3,507	2,006	-	-	7,674

Operating profit	1,002	1,278	454	-	-	2,734
Interest and financing	(6)	(2)	-	-	(647)	(655)
Exploration	(20)	-	(8)	-	(5)	(33)
Asset impairment	-	-	-	(25)	(2)	(27)
Other corporate income (expense)	(55)	91	(57)	-	642	621

Earnings before taxes, non-controlling interests,
equity earnings and
discontinued operations	921	1,367	389	(25)	(12)	2,640

Capital expenditures	398	69	57	59	7	590
Goodwill	459	1,203	-	-	-	1,662

Total assets	7,613	16,103	3,000	1,061	2,096	29,873

24.	Segmented Information, continued

	2008
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	$2,156	$2,428	$2,262	$-	$-	$6,846
Less inter-segment revenues	-	-	(191)	-	-	(191)

Revenues	2,156	2,428	2,071	-	-	6,655

Operating profit	882	1,160	301	-	-	2,343
Interest and financing	(12)	(1)	-	-	(169)	(182)
Exploration	(94)	-	(16)	-	(23)	(133)
Asset impairment	(483)	-	(71)	-	(35)	(589)
Other corporate income (expense)	283	-	-	-	(342)	(59)

Earnings before taxes, non-controlling interests,
equity earnings and
discontinued operations	576	1,159	214	-	(569)	1,380

Capital expenditures	596	118	117	50	47	928
Goodwill	533	1,191	-	-	-	1,724

Total assets	7,941	18,008	3,172	895	1,517	31,533

	2007
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	$2,186	$951	$3,439	$-	$-	$6,576
Less inter-segment revenues	-	-	(387)	-	-	(387)

Revenues	2,186	951	3,052	-	-	6,189

Operating profit (loss)	1,354	209	1,180	-	-	2,743
Interest and financing	(13)	(1)	-	-	(71)	(85)
Exploration	(46)	-	(20)	-	(38)	(104)
Asset impairment	-	-	(43)	-	(26)	(69)
Other corporate income	-	-	-	-	54	54

Earnings before taxes,
non-controlling interests,
equity earnings and
discontinued operations	1,295	208	1,117	-	(81)	2,539

Capital expenditures	259	35	150	70	41	555
Goodwill	663	-	-	-	-	663

Total assets	6,524	1,359	2,865	529	2,296	13,573

24.	Segmented Information, continued

The geographic distribution of our property, plant and equipment and external sales revenue, with revenue attributed to regions based on the location of the customer, is as follows:

	Property, plant and equipment			Revenues
(Cdn$ in millions)	2009	2008	2009	2008	2007
Canada	$16,461	$16,936	$437	$495	$526
United States	765	1,132	986	1,100	1,504
Latin America	5,175	5,810	287	479	361
Asia	-	4	4,771	3,204	2,673
Europe	5	6	1,137	1,317	993
Australia	20	21	35	45	126
Africa	-	-	21	15	6

	$22,426	$23,909	$7,674	$6,655	$6,189

25.	Generally Accepted Accounting Principles in Canada and the United States

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

(Cdn$ in millions, except per share data)	2009	2008	2007
Net earnings under Canadian GAAP	$1,831	$659	$1,615
Add (deduct)
Exploration expenses (b)	(36)	(37)	(32)
Derivative instruments (c)
Embedded derivatives	(49)	-	-
Non-hedge derivatives	16	26	18
Asset retirement obligations (d)	(3)	(3)	(3)
Deferred stripping (e)	(19)	(84)	(40)
Cumulative translation adjustment on partial redemption of subsidiary (f)	-	-	59
Differences in the carrying values of assets disposed (g)	27	-	-
Non-controlling interests under Canadian GAAP (h)	69	82	47
Capitalized interest (i)	22	17	(1)
Other (j)	5	(12)	1
Tax effect of adjustments noted above (k)	36	3	37

Net earnings under US GAAP	$1,899	$651	$1,701
Attributable to the Parent (h)	$1,829	$569	$1,654
Attributable to Non-controlling interests (h)	$70	$82	$47

Other comprehensive income (loss) under Canadian GAAP	$78	$934	$(576)
Add (deduct)
Cash flow hedges reclassified to net income (c)	(16)	(26)	(18)
Cumulative translation adjustment (f)	-	4	(63)
Additional pension liability (l)	(170)	50	42
Tax effect of adjustments (k)	70	(15)	(10)

Other comprehensive income (loss) under US GAAP	(38)	947	(625)

Comprehensive income under US GAAP	$1,861	$1,598	$1,076
Attributable to the Parent (h)	$1,828	$1,463	$1,042
Attributable to Non-controlling interests (h)	$33	$135	$34

Earnings per share under US GAAP
Basic	$3.42	$1.26	$3.83
Diluted	$3.41	$1.26	$3.81
Basic from continuing operations	$3.24	$1.28	$3.99
Diluted from continuing operations	$3.23	$1.28	$3.97

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

Balance sheets under Canadian GAAP and US GAAP:

(Cdn$ in millions)	2009		2008
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
ASSETS

Current assets
Cash and cash equivalents	$1,329	$1,329	$850	$850
Restricted cash	91	91	-	-
Income taxes receivable	38	38	1,130	1,130
Accounts and settlements receivable and other	843	843	780	780
Inventories (e)	1,375	1,371	1,339	1,339
Deferred debt issuance costs (n)	-	11	-	106

	3,676	3,683	4,099	4,205

Investments (j)	1,252	1,230	948	929

Property, plant and equipment (b)(d)(e)(g)(i)	22,426	22,096	23,909	23,574

Other assets (c)(j)(l)(n)	857	737	853	734

Goodwill	1,662	1,662	1,724	1,724

	$29,873	$29,408	$31,533	$31,166

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,252	$1,252	$1,506	$1,506
Current portion of long-term debt (n)	1,121	1,132	1,336	1,362
Short-term debt (n)	-	-	6,436	6,516

	2,373	2,384	9,278	9,384

Long-term debt (c)(n)	6,883	7,048	5,102	5,164

Other liabilities (d)(l)	1,029	1,058	1,184	1,098

Future income and resource taxes (k)	5,007	4,672	4,965	4,733

Non-controlling interests (h)	91	-	104	-

Shareholders’ equity	14,490	14,246	10,900	10,787

	$29,873	$29,408	$31,533	$31,166

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

Shareholders’ equity under Canadian GAAP and US GAAP:

(Cdn$ in millions)	2009		2008
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Capital stock	$6,757	$6,633	$5,079	$4,955
Retained earnings	7,307	7,390	5,476	5,561
Contributed surplus	85	85	82	82
Accumulated other comprehensive income	341	43	263	44
Shareholders’ equity before non-controlling interests	14,490	$14,151	10,900	10,642
Non-controlling interests (h)	-	91	-	105
Accumulated other comprehensive income attributable to non-controlling interests (h)	-	4	-	40
Shareholders’ equity attributable to non-controlling interests	-	95	-	145

Shareholders’ equity	$14,490	$14,246	$10,900	$10,787

a)	Adoption of New Accounting Standards

i.	Codification and Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, ’Topic 105 - Generally Accepted Accounting Principles (formerly SFAS 168, ’The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles’).’ Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Accounting Standards Codification’ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of ASUs. The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact our consolidated financial statements.

ii.	Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, “Fair Value Measurements and Disclosures (formerly SFAS 157, “Fair Value Measurements’).” The standard defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. This standard does not require any new fair value measurements.

In 2008, we adopted ASC 820 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption did not have a material effect on our financial results. Effective January 1, 2009, we adopted the requirements of ASC 820 for fair value measurements of financial and nonfinancial assets and liabilities not valued on a recurring basis. The adoption did not have a material effect on our financial results.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value,” an amendment of ASC Topic 820. This ASU provides additional guidance on measuring liabilities at fair value. The adoption of ASU 2009-05 did not impact our financial results as at December 31, 2009.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

Information regarding fair value measurements is included in Note 22.

iii.	Business Combinations

In December 2007, the FASB issued ASC Topic 805, “Business Combinations (formerly SFAS 141(R), “Business Combinations”),” which is to be applied to business combinations consummated in the fiscal year commencing after the effective date of December 15, 2008. Early adoption is not permitted. Under ASC 805, business acquisitions are accounted for under the “acquisition method,” compared to the “purchase method” mandated by previous standards.

The standard provides revised guidance for a number of areas, including the measurement of assets acquired, liabilities assumed, non-controlling interests in an acquisition of less than 100% of the acquiree, the definition of a business for the purpose of acquisitions, the measurement date for equity interests issued by the acquirer, the adjustment of income tax estimates in the acquisition, the treatment of acquisition-related costs of the acquirer, and the disclosure requirements around the nature and financial effects of the business combination. This standard did not impact our financial results as at December 31, 2009.

iv.	Non-Controlling Interests in Consolidated Financial Statements

Effective January 1, 2009, we adopted ASC Topic 810, “Consolidation (formerly SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”).” Under ASC 810, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under previous standards, the non-controlling interest was measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, consolidated net earnings and comprehensive income are adjusted to include the net earnings and comprehensive income attributed to non-controlling interests.

ASC 810 revises how changes in ownership percentages are accounted for, including when a parent company deconsolidates a subsidiary but retains a non-controlling interest. As well, attribution of losses to the non-controlling interests is no longer limited to the original carrying amount. The provisions of ASC 810 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements.

As a result of the adoption of ASC 810, we have reclassified non-controlling interests to shareholders’ equity and have presented net earnings and comprehensive income under US GAAP attributable to the parent and to non-controlling interests as at December 31, 2009 and for all prior periods presented in the financial statements.

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification.” This ASU is meant to address implementation issues related to changes in ownership provisions in ASC 810 and to clarify the scope of application of the decrease in ownership provisions. This ASU did not impact our financial results or disclosures as at December 31, 2009.

v.	Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC Topic 815-10-50, “Derivatives and Hedging Disclosures (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”),” which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

The disclosures required by ASC 815-10-50 for derivatives and hedging are included in Note 21.

25.  Generally Accepted Accounting Principles in Canada and the United States, continued

vi.	Subsequent Events

In June 2009, the FASB issued ASC Topic 855, “Subsequent Events (formerly SFAS 165, “Subsequent Events”),” which establishes standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.

The adoption of this standard did not impact our consolidated financial statements as at December 31, 2009. Subsequent events in these consolidated financial statements have been evaluated to the date the financial statements were issued.

vii.	Equity Method Investment Accounting

In November 2008, the FASB issued ASC Topic 323-10, “Investments  – Equity Method and Joint Ventures (formerly EITF Issue No. 08-6 “Equity-Method Investment Accounting”).” ASC 323-10 concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity method investments should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss be recognized on the portion of the investor’s ownership sold. ASC 323-10 is effective for fiscal years beginning after December 15, 2008. The adoption of ASC 323-10 did not have a material effect on our financial results as at December 31, 2009.

viii.	Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued updated ASC Topic 715, “Compensation  – Retirement Benefits (formerly FSP FAS 132(R)-1, “Employers Disclosures about Postretirement Benefit Plan Assets”),” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC Topic 715-20-50, ’Defined Benefit Plans - Disclosure’ requires employers to consider certain overall objectives in providing disclosures about plan assets including how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. These amended disclosures about plan assets under ASC Topic 715-20-50 are required to be provided for fiscal years ending after December 15, 2009. We have included the required disclosures regarding plan assets in our annual consolidated financial statements for the year ending December 31, 2009 in Notes 11(b) and 25(l).

ix.	Investments in Debt and Equity Securities

In April 2009, the FASB issued ASC Topic 320-65, “Debt and Equity Securities (formerly FSP FAS 115-2 and FAS 124-2).” This guidance changes the requirements for other-than-temporary impairment for debt securities by replacing the existing requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis. ASC 320-65 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on our financial results or disclosures as at December 31, 2009.

b)	Exploration Expenses

Under Canadian GAAP, we capitalize exploration expenditures where resources, as defined under National Instrument 43-101, exist and it is expected that the expenditures can be recovered by future exploitation or sale. For US GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

25.   Generally Accepted Accounting Principles in Canada and the United States, continued

c)	Derivative Instruments and Hedging

Under Canadian GAAP, we adopted the financial instruments accounting standards on January 1, 2007. Prior to adoption, derivative instruments, to which hedge accounting was applied, were held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments were recorded on the balance sheet at fair value with changes in fair value recorded in other income (expense).

For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value.

i.
Our 2016 and 2019 notes issued in May 2009 (Note 10(b)) include prepayment options that are considered embedded derivatives (Note 21(b)). The prepayment options enable us to redeem the notes, in whole or in part, at specified redemption prices depending on the year of exercise. The embedded prepayment options have been separated and valued under Canadian GAAP as they are not considered closely related to the host debt instruments since the options’ exercise price is not approximately equal to the debt instrument’s amortized cost on each exercise date. Under US GAAP, the embedded prepayment options are considered clearly and closely related to the host debt instrument and do not require separation as the debt does not involve a substantial premium or discount.

Information regarding the fair value and location on the consolidated financial statements of our derivative instruments is included in Note (21(c)).

ii.
With the adoption of the Canadian GAAP financial instruments accounting standards on January 1, 2007, our unrealized losses on cash flow hedges were charged, net of taxes, directly to opening accumulated other comprehensive income. As these previously designated cash flow hedges mature, losses are brought into net earnings. Under US GAAP, these derivatives were not designated as cash flow hedges, and accordingly, unrealized gains and losses were recorded in net earnings.

d)	Asset Retirement Obligations

The United States and Canadian standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

e)	Deferred Stripping

Canadian GAAP differs from US GAAP in that it allows the capitalization of deferred stripping costs when such costs are considered a betterment of the asset. Under US GAAP, all stripping costs are treated as variable production costs.

f)	Cumulative Translation Losses

Under Canadian GAAP, when a foreign subsidiary pays a dividend to the parent company and there has been a reduction in the net investment, a gain or loss equivalent to a proportionate amount of cumulative translation adjustment is recognized in net income.

Under US GAAP, a gain or loss from the cumulative translation adjustment is only recognized when the foreign subsidiary is sold, or the parent company completely or substantially liquidates its investment.

g)	Differences in the Carrying Value of Assets Disposed

As a result of the accumulation of differences between US and Canadian GAAP, the carrying value of assets disposed in the period was different under each GAAP. The gain on the sale of these assets is adjusted to reflect these differences.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

h)	Non-Controlling Interests

As a result of the adoption of ASC Topic 810 during 2009, we have reclassified non-controlling interests to shareholders’ equity as at December 31, 2009 and for all prior periods presented in the financial statements. Under Canadian GAAP, non-controlling interests are presented as a liability on the balance sheet. We have also adjusted consolidated net earnings and consolidated comprehensive income under US GAAP for net earnings and comprehensive income attributed to non-controlling interests.

i)	Capitalized Interest

Under US GAAP, interest must be capitalized on all assets that are under development. For Canadian GAAP, interest may only be capitalized on project specific debt.

j)	Other

Other adjustments include differences in respect of equity earnings and other items.

k)	Income Taxes

The adjustment to tax expense is the tax effect of adjustments under US GAAP. The computation of income taxes related to adjustments is based on the nature of the adjustment and the jurisdiction in which the adjustment originated. The company operates in various jurisdictions which are subject to local tax legislation, resulting in varying rates for each reconciling item.

The model for recognition and measurement of uncertain tax positions is different under US GAAP. For US GAAP purposes, our unrecognized tax benefits on January 1, 2009 and 2008 were $27 million and $11 million, respectively. Our unrecognized tax benefit on December 31, 2009 was $67 million due to changes throughout the year.

Our unrecognized tax benefits, if recognized, would not significantly impact our effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in other income and expenses. During the years ended December 31, 2009, 2008 and 2007, we did not recognize any significant tax related interest or penalties. We also did not accrue significant amounts of tax related interest and penalties as at December 31, 2009 and 2008. The balance of the adjustment to tax expense is the tax effect of adjustments to net earnings under US GAAP.

l)	Pension and Other Employee Future Benefits

For US GAAP purposes, we are required to report the overfunded asset or underfunded liability of our defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 11(b).

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

	2009		2008
		Other post-		Other post-
	Pension	retirement	Pension	retirement
(Cdn$ in millions)	benefits	benefits	benefits	benefits
Funded status at end of year
Fair value of plan assets	$1,304	$-	$1,213	$-
Benefit obligations	1,429	311	1,224	248

Funded status	$(125)	$(311)	$(11)	$(248)

Amounts recognized in the balance sheet
Non-current asset	$31	$-	$88	$-
Current liability	(17)	-	(8)	(10)
Non-current liability	(139)	(311)	(91)	(238)

	$(125)	$(311)	$(11)	$(248)

Amounts recognized in accumulated
other comprehensive income
Net actuarial loss (gain)	$244	$41	$108	$(16)
Prior service cost	72	4	93	10

	$316	$45	$201	$(6)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

(Cdn$ in millions)	2009	2008
Accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$703	$297
Accumulated benefit obligation	660	285
Fair value of plan assets	546	212

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are as follows:

(Cdn$ in millions)		Other post-
	Pension	retirement
	benefits	benefits
Actuarial loss	$19	$2
Prior service cost	19	5

Total	$38	$7

There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority (Note 22). The levels and the valuation techniques used to value our pension plan assets are described below.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

The fair values of pension plan assets at December 31, 2009 are summarized in the following table:

(Cdn$ in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$680	$-	$-	$680
Debt securities	402	77	-	479
Real estate and other	32	113	-	145

	$1,114	$190	$-	$1,304

Level 1 -
Marketable equity securities and marketable debt securities are valued using quoted market prices in active markets obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 -
Real estate and infrastructure comprise the other category of pension plan assets. These assets are valued through external appraisals and pricing models or discounted cash flow models. These models require a variety of inputs including, but not limited to, contractual terms, market prices, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible and as a result, these assets are included in Level 2.

Level 3 -	None of the pension plan assets are included in Level 3 of the hierarchy.

There are no significant concentrations of risk in our pension plan assets as at December 31, 2009.

m)	Proportionate Consolidation

US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of our joint ventures qualify for the SEC’s accommodation, which allows us to continue to follow proportionate consolidation. Additional information concerning our interests in joint ventures is presented in Note 18.

n)	Debt Issuance Costs

Under Canadian GAAP, short-term and long-term debt are initially recorded at total proceeds received less direct issuance costs. Under US GAAP, direct issuance costs are recorded separately as an asset.

o)	Recent US Accounting Pronouncements

i.	Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets, (formerly SFAS 166, “Accounting for Transfers of Financial Assets”).” This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale, a change to the amount of recognized gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. We are currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

ii.	Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”),” which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter.  Early adoption is not permitted. We are currently evaluating the potential effect of adopting this standard on our financial statements.

iii.	Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We are currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

26.	Supplemental Guarantor Condensed Consolidating Financial Information

These schedules provide condensed consolidating financial information for the parent company, Teck Resources Limited, which has issued 9.75% senior secured notes due 2014, 10.25% senior secured notes due 2016 and 10.75% senior secured notes due 2019, for the wholly owned subsidiaries which have provided guarantees of these notes and for other subsidiaries which have not provided guarantees for these notes. These schedules are prepared pursuant to Rule 3-10 of Regulation S-X under the United States Securities and Exchange Act of 1933. All the guarantees are full and unconditional and joint and several. The investments in subsidiaries held by the parent, guarantors and non-guarantors have been accounted for using the equity method of accounting. The respective parent company’s basis has been pushed down to the respective subsidiaries. Antamina is not considered a subsidiary under the US exchange rules and our share of Antamina’s results and balances are included in consolidation adjustments in the following tables.

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009

As Reported in Canadian GAAP	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
(Cdn$ in millions)	Company	Subsidiaries	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	621	465	177	66	1,329
Restricted cash	91	-	-	-	91
Income taxes receivable	-	38	-	-	38
Accounts and settlements receivable and other	6,997	501	347	(7,002)	843
Inventories	22	952	357	44	1,375

Current assets	7,731	1,956	881	(6,892)	3,676
Investments	21,554	7,360	-	(27,662)	1,252
Property, plant and equipment	489	13,844	7,667	426	22,426
Other assets	1,473	3,651	963	(5,230)	857
Goodwill	-	944	718	-	1,662

	31,247	27,755	10,229	(39,358)	29,873

Accounts payable and accrued liabilities	4,684	4,997	184	(8,613)	1,252
Current portion of long-term debt	1,078	12	21	10	1,121

Current liabilities	5,762	5,009	205	(8,603)	2,373
Long-term debt	9,676	1,607	360	(4,760)	6,883
Other liabilities	52	468	278	231	1,029
Future income and resource taxes	1,267	3,694	1,272	(1,226)	5,007
Non-controlling interests	-	-	91	-	91
Shareholder's equity	14,490	16,977	8,023	(25,000)	14,490

	31,247	27,755	10,229	(39,358)	29,873

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	104	4,737	2,186	647	7,674
Operating expenses	55	2,703	1,062	192	4,012
Depreciation and amortization	22	566	314	26	928

Operating profit	27	1,468	810	429	2,734
Interest and financing	820	66	3	(234)	655
Exploration	6	10	18	(1)	33
Asset impairment	25	-	2	-	27
General, administration and other expense (income)	(1,423)	(326)	(173)	1,301	(621)

Earnings (loss) before the understated items	599	1,718	960	(637)	2,640
Provision for income and resource taxes	(87)	(297)	(49)	(262)	(695)
Non-controlling interests	-	-	(69)	-	(69)
Equity earnings (loss)	1,291	758	-	(2,175)	(126)

Net earnings (loss) from continuing operations	1,803	2,179	842	(3,074)	1,750
Net earnings from discontinued operations	28	49	4	-	81

Net earnings (loss)	1,831	2,228	846	(3,074)	1,831

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009

As Reported in Canadian GAAP	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
(Cdn$ in millions)	Company	Subsidiaries	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating Activities	2,810	3,473	569	(3,869)	2,983
Investing Activities
Property, plant and equipment	(79)	(103)	(380)	(28)	(590)
Investments and other assets	(302)	(53)	(17)	-	(372)
Investment in subsidiaries	(203)	-	-	203	-
Proceeds from sale of investments and other assets	179	209	4	-	392
Increase in restricted cash	(94)	-	-	-	(94)

	(499)	53	(393)	175	(664)
Financing Activities
Issuance of debt	4,462	-	-	-	4,462
Repayment of debt	(8,103)	(19)	(19)	-	(8,141)
Issuance of Class B subordinate voting shares	1,670	-	-	-	1,670
Distributions to non-controlling interests	-	-	(69)	-	(69)
Interdivision distributions	-	(3,684)	(79)	3,763	-

	(1,971)	(3,703)	(167)	3,763	(2,078)
Effect of Exchange Rate Changes on Cash and Cash Equivalents in US Dollars	-	(48)	(17)	(6)	(71)
Cash Received From Discontinued Operations	(1)	307	3	-	309

Increase (Decrease) in Cash	339	82	(5)	63	479
Cash and cash equivalents at beginning of year	282	383	182	3	850

Cash and cash equivalents at end of year	621	465	177	66	1,329

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008

As Reported in Canadian GAAP (Cdn$ in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	282	383	182	3	850
Income taxes receivable	47	1,023	-	60	1,130
Accounts and settlements receivable and other	7,999	1,701	340	(9,260)	780
Inventories	27	959	307	46	1,339
Current assets	8,355	4,066	829	(9,151)	4,099
Investments	19,390	6,628	-	(25,070)	948
Property, plant and equipment	539	14,546	8,333	491	23,909
Other assets	2,313	3,296	1,056	(5,812)	853
Goodwill	-	933	791	-	1,724
	30,597	29,469	11,009	(39,542)	31,533

Accounts payable and accrued liabilities	3,435	8,807	967	(11,703)	1,506
Short-term debt	6,436	-	-	-	6,436
Current portion of long-term debt	1,304	5	17	10	1,336
Current liabilities	11,175	8,812	984	(11,693)	9,278
Long-term debt	8,392	1,225	299	(4,814)	5,102
Other liabilities	53	549	316	266	1,184
Future income and resource taxes	77	2,272	2,533	83	4,965
Non-controlling interests	-	-	104	-	104
Shareholders’ equity	10,900	16,611	6,773	(23,384)	10,900
	30,597	29,469	11,009	(39,542)	31,533

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	82	3,869	2,107	597	6,655
Operating expenses	83	2,444	1,127	190	3,844
Depreciation and amortization	29	168	219	52	468
Operating profit (loss)	(30)	1,257	761	355	2,343
Interest and financing	341	47	3	(209)	182
Exploration	18	32	83	-	133
Asset impairment	148	9	432	-	589
General, administration and other expense (income)	(561)	(760)	(8)	1,388	59
Earnings (loss) before the understated items	24	1,929	251	(824)	1,380
Provision for income and resource taxes	31	145	(136)	(692)	(652)
Non-controlling interests	-	-	(82)	-	(82)
Equity earnings (loss)	614	128	-	(720)	22
Net earnings (loss) from continuing operations	669	2,202	33	(2,236)	668
Net earnings (loss) from discontinued operations	(10)	(3)	4	-	(9)
Net earnings (loss)	659	2,199	37	(2,236)	659

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008

As Reported in Canadian GAAP (Cdn$ in millions)	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating Activities	2,111	1,229	916	(2,147)	2,109
Investing Activities
Property, plant and equipment	(248)	(172)	(458)	(50)	(928)
Investments and other assets	(558)	(71)	(30)	-	(659)
Investment in subsidiaries	(113)	-	-	113	-
Acquisition of Fording Canadian Coal Trust	(11,639)	-	-	-	(11,639)
Proceeds from sale of investments and other assets	10	204	-	-	214
Increase in temporary investments	-	-	(11)	-	(11)
	(12,548)	(39)	(499)	63	(13,023)
Financing Activities
Issuance of debt	11,842	-	-	-	11,842
Repayment of debt	(854)	(374)	-	-	(1,228)
Issuance of Class B subordinate voting shares	6	-	-	-	6
Dividends paid	(442)	-	-	-	(442)
Distributions to non-controlling interests	-	-	(102)	-	(102)
Other	(7)	(7)	-	1	(13)
Interdivision distributions	-	(1,510)	(509)	2,019	-
	10,545	(1,891)	(611)	2,020	10,063
Effect of Exchange Rate Changes on Cash and
Cash Equivalents Held in US Dollars	-	213	9	12	234
Cash Received From Discontinued Operations	(24)	70	13	-	59

Increase (Decrease) in Cash	84	(418)	(172)	(52)	(558)
Cash and cash equivalents at beginning of year	198	801	354	55	1,408
Cash and cash equivalents at end of year	282	383	182	3	850

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2007

As Reported in Canadian GAAP (Cdn$ in millions)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	198	801	354	55	1,408
Income taxes receivable	-	6	-	27	33
Accounts and settlements receivable and other	149	1,886	417	(1,892)	560
Inventories	27	703	244	30	1,004
Current assets	374	3,396	1,015	(1,780)	3,005
Investments	13,320	3,906	-	(15,720)	1,506
Property, plant and equipment	722	2,438	4,250	397	7,807
Other assets	1,502	3,705	(145)	(4,470)	592
Goodwill	82	-	581	-	663
	16,000	13,445	5,701	(21,573)	13,573
Accounts payable and accrued liabilities	3,791	484	661	(3,698)	1,238
Current portion of long-term debt	31	-	-	-	31
Current liabilities	3,822	484	661	(3,698)	1,269
Long-term debt	3,831	1,299	242	(3,880)	1,492
Other liabilities	216	513	(55)	320	994
Future income and resource taxes	412	444	1,044	107	2,007
Non-controlling interests	-	-	92	-	92
Shareholder's equity	7,719	10,705	3,717	(14,422)	7,719
	16,000	13,445	5,701	(21,573)	13,573
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	34	3,649	1,703	803	6,189
Operating expenses	29	2,153	786	185	3,153
Depreciation and amortization	9	151	99	34	293
Operating profit (loss)	(4)	1,345	818	584	2,743
Interest and financing	197	89	1	(202)	85
Exploration	21	14	67	2	104
Asset impairment	26	-	43	-	69
General, administration and other expense (income)	(426)	(222)	166	428	(54)
Earnings (loss) before the understated items	178	1,464	541	356	2,539
Provision for income and resource taxes	(19)	(181)	(61)	(545)	(806)
Non-controlling interests	-	-	(47)	-	(47)
Equity earnings (loss)	1,475	545	-	(2,025)	(5)
Net earnings (loss) from continuing operations	1,634	1,828	433	(2,214)	1,681
Net earnings (loss) from discontinued operations	(19)	(45)	(2)	-	(66)
Net earnings (loss)	1,615	1,783	431	(2,214)	1,615

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2007

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Company	Subsidiaries	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating Activities	4,386	(2,536)	1,264	(1,372)	1,742
Investing Activities
Property, plant and equipment	(86)	(157)	(294)	(18)	(555)
Investments and other assets	(458)	(266)	-	-	(724)
Investment in subsidiaries	(69)	-	-	69	-
Acquisition of Fording Canadian
Coal Trust	-	(599)	-	-	(599)
Acquisition of Aur Resources Inc.	(2,588)	-	-	-	(2,588)
Proceeds from sale of investments
and other assets	166	25	-	1	192
Increase in temporary investments	4	190	-	-	194
Decrease in cash held in trust	105	-	-	-	105

	(2,926)	(807)	(294)	52	(3,975)
Financing Activities
Issuance of debt	-	11	3	-	14
Issuance of Class B subordinate
voting shares	13	-	-	-	13
Purchase and cancellation of class B subordinate voting shares	(577)	-	-	-	(577)
Dividends paid	(426)	-	-	-	(426)
Distributions to non-controlling interests	-	-	(42)	-	(42)
Redemption of exchangeable debentures	(105)	-	-	-	(105)
Interdivision distributions	-	(578)	(749)	1,327	-

	(1,095)	(567)	(788)	1,327	(1,123)
Effect of Exchange Rate Changes on Cash
and Cash Equivalents Held in US Dollars	(130)	(191)	-	(12)	(333)
Cash Received From Discontinued
Operations	(19)	59	3	-	43

Increase (Decrease) in Cash	216	(4,042)	185	(5)	(3,646)
Cash and cash equivalents
at beginning of year	(18)	4,843	169	60	5,054

Cash and cash equivalents at end of year	198	801	354	55	1,408

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	621	-	621	465	-	465	177	-	177	66	-	66	1,329	-	1,329
Restricted cash	91	-	91	-	-	-	-	-	-	-	-	-	91	-	91
Income taxes receivable	-	-	-	38	-	38	-	-	-	-	-	-	38	-	38
Accounts and settlements receivable and other	6,997	-	6,997	501	-	501	347	-	347	(7,002)	-	(7,002)	843	-	843
Inventories	22	-	22	952	-	952	357	(4)	353	44	-	44	1,375	(4)	1,371
Deferred debt issuance costs	-	11	11	-	-	-	-	-	-	-	-	-	-	11	11
Current assets	7,731	11	7,742	1,956	-	1,956	881	(4)	877	(6,892)	-	(6,892)	3,676	7	3,683
Investments	21,554	(241)	21,313	7,360	(107)	7,253	-	-	-	(27,662)	326	(27,336)	1,252	(22)	1,230
Property, plant and equipment	489	(88)	401	13,844	(65)	13,779	7,667	(200)	7,467	426	23	449	22,426	(330)	22,096
Other assets	1,473	107	1,580	3,651	(185)	3,466	963	(42)	921	(5,230)	-	(5,230)	857	(120)	737
Goodwill	-	-	-	944	-	944	718	-	718	-	-	-	1,662	-	1,662
	31,247	(211)	31,036	27,755	(357)	27,398	10,229	(246)	9,983	(39,358)	349	(39,009)	29,873	(465)	29,408
Accounts payable and accrued liabilities	4,684	-	4,684	4,997	-	4,997	184	-	184	(8,613)	-	(8,613)	1,252	-	1,252
Current portion of long-term debt	1,078	11	1,089	12	-	12	21	-	21	10	-	10	1,121	11	1,132
Current liabilities	5,762	11	5,773	5,009	-	5,009	205	-	205	(8,603)	-	(8,603)	2,373	11	2,384
Long-term debt	9,676	165	9,841	1,607	-	1,607	360	-	360	(4,760)	-	(4,760)	6,883	165	7,048
Other liabilities	52	(1)	51	468	33	501	278	(2)	276	231	(1)	230	1,029	29	1,058
Future income and resource taxes	1,267	(56)	1,211	3,694	(166)	3,528	1,272	(117)	1,155	(1,226)	4	(1,222)	5,007	(335)	4,672
Non-controlling interests	-	-	-	-	-	-	91	(92)	(1)	-	1	1	91	(91)	-
Shareholders' equity	14,490	(330)	14,160	16,977	(224)	16,753	8,023	(35)	7,988	(25,000)	345	(24,655)	14,490	(244)	14,246
	31,247	(211)	31,036	27,755	(357)	27,398	10,229	(246)	9,983	(39,358)	349	(39,009)	29,873	(465)	29,408

26.   Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	104	-	104	4,737	-	4,737	2,186	-	2,186	647	-	647	7,674	-	7,674
Operating expenses	55	-	55	2,703	-	2,703	1,062	46	1,108	192	-	192	4,012	46	4,058
Depreciation and amortization	22	-	22	566	(2)	564	314	(23)	291	26	-	26	928	(25)	903
Operating profit (loss)	27	-	27	1,468	2	1,470	810	(23)	787	429	-	429	2,734	(21)	2,713
Interest and financing	820	-	820	66	-	66	3	-	3	(234)	(22)	(256)	655	(22)	633
Exploration	6	21	27	10	-	10	18	15	33	(1)	-	(1)	33	36	69
Asset impairment	25	-	25	-	-	-	2	-	2	-	-	-	27	-	27
General, administration and other expense income)	(1,423)	45	(1,378)	(326)	-	(326)	(173)	(17)	(190)	1,301	-	1,301	(621)	28	(593)
Earnings before the under noted items	599	(66)	533	1,718	2	1,720	960	(21)	939	(637)	22	(615)	2,640	(63)	2,577
Provision for income and resource taxes	(87)	28	(59)	(297)	5	(292)	(49)	20	(29)	(262)	(5)	(267)	(695)	48	(647)
Non-controlling interests	-	-	-	-	-	-	(69)	69	-	-	-	-	(69)	69	-
Equity earnings (loss)	1,291	101	1,392	758	(6)	752	-	-	-	(2,175)	(98)	(2,273)	(126)	(3)	(129)
Net earnings (loss) from continuing operations	1,803	63	1,866	2,179	1	2,180	842	68	910	(3,074)	(81)	(3,155)	1,750	51	1,801
Net earnings (loss) from discontinued operations	28	7	35	49	8	57	4	2	6	-	-	-	81	17	98
Net earnings (loss)	1,831	70	1,901	2,228	9	2,237	846	70	916	(3,074)	(81)	(3,155)	1,831	68	1,899
Attributable to the Parent			1,901			2,237			846			(3,155)			1,829
Attributable to Non-controlling interests			-			-			70			-			70

26.   Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	282	-	282	383	-	383	182	-	182	3	-	3	850	-	850
Income taxes receivable	47	-	47	1,023	-	1,023	-	-	-	60	-	60	1,130	-	1,130
Accounts and settlements receivable and other	7,999	-	7,999	1,701	-	1,701	340	-	340	(9,260)	-	(9,260)	780	-	780
Inventories	27	-	27	959	-	959	307	-	307	46	-	46	1,339	-	1,339
Deferred debt issuance costs	-	106	106	-	-	-	-	-	-	-	-	-	-	106	106
Current assets	8,355	106	8,461	4,066	-	4,066	829	-	829	(9,151)	-	(9,151)	4,099	106	4,205
Investments	19,390	(173)	19,217	6,628	(73)	6,555	-	-	-	(25,070)	227	(24,843)	948	(19)	929
Property, plant and equipment	539	(72)	467	14,546	(100)	14,446	8,333	(184)	8,149	491	21	512	23,909	(335)	23,574
Other assets	2,313	65	2,378	3,296	(165)	3,131	1,056	(19)	1,037	(5,812)	-	(5,812)	853	(119)	734
Goodwill	-	-	-	933	-	933	791	-	791	-	-	-	1,724	-	1,724
	30,597	(74)	30,523	29,469	(338)	29,131	11,009	(203)	10,806	(39,542)	248	(39,294)	31,533	(367)	31,166
Accounts payable and accrued liabilities	3,435	-	3,435	8,807	-	8,807	967	-	967	(11,703)	-	(11,703)	1,506	-	1,506
Short-term debt	6,436	80	6,516	-	-	-	-	-	-	-	-	-	6,436	80	6,516
Current portion of long-term debt	1,304	26	1,330	5	-	5	17	-	17	10	-	10	1,336	26	1,362
Current liabilities	11,175	106	11,281	8,812	-	8,812	984	-	984	(11,693)	-	(11,693)	9,278	106	9,384
Long-term debt	8,392	62	8,454	1,225	-	1,225	299	-	299	(4,814)	-	(4,814)	5,102	62	5,164
Other liabilities	53	5	58	549	(88)	461	316	(3)	313	266	-	266	1,184	(86)	1,098
Future income and resource taxes	77	(32)	45	2,272	(114)	2,158	2,533	(87)	2,446	83	1	84	4,965	(232)	4,733
Non-controlling interests	-	-	-	-	-	-	104	(104)	-	-	-	-	104	(104)	-
Shareholders’ equity	10,900	(215)	10,685	16,611	(136)	16,475	6,773	(9)	6,764	(23,384)	247	(23,137)	10,900	(113)	10,787
	30,597	(74)	30,523	29,469	(338)	29,131	11,009	(203)	10,806	(39,542)	248	(39,294)	31,533	(367)	31,166

26.  Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION

Revenues	82	-	82	3,869	-	3,869	2,107	-	2,107	597	-	597	6,655	-	6,655
Operating expenses	83	-	83	2,444	-	2,444	1,127	90	1,217	190	-	190	3,844	90	3,934
Depreciation and amortization	29	(1)	28	168	(3)	165	219	(2)	217	52	-	52	468	(6)	462
Operating profit (loss)	(30)	1	(29)	1,257	3	1,260	761	(88)	673	355	-	355	2,343	(84)	2,259
Interest and financing	341	-	341	47	-	47	3	-	3	(209)	(17)	(226)	182	(17)	165
Exploration	18	53	71	32	-	32	83	(16)	67	-	-	-	133	37	170
Asset impairment	148	-	148	9	-	9	432	-	432	-	-	-	589	-	589
General, administration and other expense (income)	(561)	(9)	(570)	(760)	-	(760)	(8)	-	(8)	1,388	(1)	1,387	59	(10)	49
Earnings before the under noted items	24	(43)	(19)	1,929	3	1,932	251	(72)	179	(824)	18	(806)	1,380	(94)	1,286
Provision for income and resource taxes	31	(32)	(1)	145	-	145	(136)	44	(92)	(692)	(7)	(699)	(652)	5	(647)
Non-controlling interests	-	-	-	-	-	-	(82)	82	-	-	-	-	(82)	82	-
Equity earnings (loss)	614	(25)	589	128	(35)	93	-	-	-	(720)	48	(672)	22	(12)	10
Net earnings (loss) from continuing operations	669	(100)	569	2,202	(32)	2,170	33	54	87	(2,236)	59	(2,177)	668	(19)	649
Net earnings (loss) from discontinued operations	(10)	10	-	(3)	1	(2)	4	-	4	-	-	-	(9)	11	2
Net earnings (loss)	659	(90)	569	2,199	(31)	2,168	37	54	91	(2,236)	59	(2,177)	659	(8)	651
Attributable to the Parent			569			2,168			9			(2,177)			569
Attributable to Non- controlling interests			-			-			82			-			82

26.   Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2007
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	198	-	198	801	-	801	354	-	354	55	-	55	1,408	-	1,408
Income taxes receivable	-	-	-	6	-	6	-	-	-	27	-	27	33	-	33
Accounts and settlements receivable and other	149	-	149	1,886	-	1,886	417	-	417	(1,892)	-	(1,892)	560	-	560
Inventories	27	-	27	703	-	703	244	-	244	30	-	30	1,004	-	1,004
Current assets	374	-	374	3,396	-	3,396	1,015	-	1,015	(1,780)	-	(1,780)	3,005	-	3,005
Investments	13,320	(182)	13,138	3,906	(55)	3,851	-	-	-	(15,720)	225	(15,495)	1,506	(12)	1,494
Property, plant and equipment	722	(15)	707	2,438	(110)	2,328	4,250	(112)	4,138	397	6	403	7,807	(231)	7,576
Other assets	1,502	-	1,502	3,705	(124)	3,581	(145)	(32)	(177)	(4,470)	(1)	(4,471)	592	(157)	435
Goodwill	82	-	82	-	-	-	581	-	581	-	-	-	663	-	663
	16,000	(197)	15,803	13,445	(289)	13,156	5,701	(144)	5,557	(21,573)	230	(21,343)	13,573	(400)	13,173
Current liabilities	3,822	-	3,822	484	-	484	661	-	661	(3,698)	-	(3,698)	1,269	-	1,269
Long-term debt	3,831	-	3,831	1,299	-	1,299	242	-	242	(3,880)	-	(3,880)	1,492	-	1,492
Other liabilities	216	11	227	513	(45)	468	(55)	14	(41)	320	-	320	994	(20)	974
Future income and resource taxes	412	(68)	344	444	(113)	331	1,044	(56)	988	107	(2)	105	2,007	(239)	1,768
Non-controlling interests	-	-	-	-	-	-	92	(92)	-	-	-	-	92	(92)	-
Shareholders’ equity	7,719	(140)	7,579	10,705	(131)	10,574	3,717	(10)	3,707	(14,422)	232	(14,190)	7,719	(49)	7,670
	16,000	(197)	15,803	13,445	(289)	13,156	5,701	(144)	5,557	(21,573)	230	(21,343)	13,573	(400)	13,173

26.   Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2007
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

	Parent			Guarantor			Non-Guarantor			Consolidating			Consolidated
	Company			Subsidiaries			Subsidiaries			Adjustments			Totals
	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	34	-	34	3,649	-	3,649	1,703	-	1,703	803	-	803	6,189	-	6,189
Operating expenses	29	-	29	2,153	-	2,153	786	46	832	185	-	185	3,153	46	3,199
Depreciation and amortization	9	(1)	8	151	-	151	99	(3)	96	34	-	34	293	(4)	289
Operating profit (loss)	(4)	1	(3)	1,345	-	1,345	818	(43)	775	584	-	584	2,743	(42)	2,701
Interest and financing	197	-	197	89	-	89	1	-	1	(202)	1	(201)	85	1	86
Exploration	21	11	32	14	-	14	67	21	88	2	-	2	104	32	136
Asset impairment	26	-	26	-	-	-	43	-	43	-	-	-	69	-	69
General, administration and other expense (income)	(426)	(1)	(427)	(222)	(59)	(281)	166	-	166	428	-	428	(54)	(60)	(114)
Earnings before the under noted items	178	(9)	169	1,464	59	1,523	541	(64)	477	356	(1)	355	2,539	(15)	2,524
Provision for income and resource taxes	(19)	6	(13)	(181)	14	(167)	(61)	25	(36)	(545)	-	(545)	(806)	45	(761)
Non-controlling interests	-	-	-	-	-	-	(47)	47	-	-	-	-	(47)	47	-
Equity earnings (loss)	1,475	32	1,507	545	(17)	528	-	-	-	(2,025)	(17)	(2,042)	(5)	(2)	(7)
Net earnings (loss) from continuing operations	1,634	29	1,663	1,828	56	1,884	433	8	441	(2,214)	(18)	(2,232)	1,681	75	1,756
Net earnings (loss) from discontinued operations	(19)	10	(9)	(45)	1	(44)	(2)	-	(2)	-	-	-	(66)	11	(55)
Net earnings (loss)	1,615	39	1,654	1,783	57	1,840	431	8	439	(2,214)	(18)	(2,232)	1,615	86	1,701
Attributable to the Parent			1,654			1,840			392			(2,232)			1,654
Attributable to Non-controlling
interests			-			-			47			-			47